UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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DEPOMED, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE R LP
STARBOARD VALUE R GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
JOHN J. DELUCCA
JAMES P. FOGARTY
PETER A. LANKAU
GAVIN T. MOLINELLI
MARY K. PENDERGAST
ROBERT G. SAVAGE
JAMES L. TYREE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

SOLICITATION OF WRITTEN REQUESTS
TO CALL A SPECIAL MEETING
OF DEPOMED, INC. SHAREHOLDERS

SOLICITATION STATEMENT
OF
STARBOARD VALUE LP
AND
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

To the Fellow Shareholders of Depomed, Inc.:

This solicitation statement (the “Solicitation Statement”), the enclosed form of Special Meeting Request attached as Exhibit A (the “Special Meeting Request Form”), the enclosed form of instruction letter to The Depository Trust Company (“DTC”) attached as Exhibit B-1 (the “DTC Instruction Letter”), the enclosed form of written request for a special meeting from DTC’s nominee attached as Exhibit B-2 (the “Cede & Co. Meeting Request”), the enclosed form of letter from the brokerage firm, bank nominee or other institution that is the holder of record of your shares of Common Stock (“DTC participant”) verifying your beneficial ownership of Common Stock attached as Exhibit C (the “Verification Letter”) and the accompanying WHITE Proxy Card attached as Exhibit D (the “WHITE Proxy Card”) are being furnished to you as a shareholder of Depomed, Inc., a California corporation (the “Company” or “Depomed”), by and on behalf of Starboard Value LP (“Starboard Value”), a Delaware limited partnership, Starboard Value and Opportunity Master Fund Ltd, an exempted company organized under the laws of the Cayman Islands (the “Starboard V&O Fund”), Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), Starboard Value and Opportunity C LP, Delaware limited partnership (“Starboard C LP”), Starboard Value GP LLC, a Delaware limited liability company (“Starboard Value GP”), Starboard Principal Co LP, a Delaware limited partnership (“Principal Co”), Starboard Principal Co GP LLC, a Delaware limited liability company (“Principal GP”), Starboard Value R LP, a Delaware limited partnership (“Starboard R LP”), Starboard Value R GP LLC, a Delaware limited liability company, (“Starboard R GP”), and Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau, Mary K. Pendergast, Robert G. Savage, and James L. Tyree (collectively, unless context requires otherwise, “we,” “our” or “Starboard”), for the purpose of soliciting revocable proxies from Company shareholders to empower us to deliver to the Company the Special Meeting Request Form on your behalf to call a special meeting of the Company’s shareholders for the purposes described in the Solicitation Statement (the “Special Meeting”).

Pursuant to the General Corporation Law of the California Corporations Code (the “CGCL”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), the holders of shares of Common Stock (as defined below) entitled to cast not less than 10% of the votes at the Special Meeting (the “Special Meeting Percentage”) are entitled to call the Special Meeting, subject to the information and procedural requirements of Sections 2 and 5(d) of the Bylaws.

As of August 15, 2016, Starboard V&O Fund was the holder of record of 1,000 shares of Depomed common stock, no par value (the “Common Stock”), and collectively, the members of Starboard, including the Nominees (as defined below), beneficially owned in the aggregate 6,031,450 shares of Common Stock, representing approximately 9.83% of such shares that would be entitled to call the Special Meeting pursuant to the CGCL and the Bylaws if the Request Record Date (as defined below) had been set as August 2, 2016, based on 61,366,053 shares of Common Stock outstanding as of such date, which is the Company’s most recent publicly available number of outstanding shares of Common Stock.

Starboard believes that Depomed is deeply undervalued and that significant opportunities exist to create shareholder value based on actions within the control of the Depomed Board of Directors (the “Board”).  Starboard also continues to have significant concerns regarding the manner in which Depomed is being governed by the current Board.  Consistent with Starboard’s concerns, on April 8, 2016, Starboard V&O Fund delivered to Depomed the documentation required under the Bylaws to request that the Board set a record date for determining the shareholders entitled to call a special meeting (the “Initial Record Date Request Notice”).  On May 26, 2016, Starboard withdrew its Initial Record Date Request Notice and proposals and delivered a new Record Date Request Notice to Depomed (the “Record Date Request Notice”).

For additional background on Starboard’s communications with the Company, please see the section titled “Background and Past Contacts” in the Solicitation Statement below.

We believe the Board lacks the leadership, objectivity, and perspective needed to make decisions that are in the best interests of shareholders. To this end, we are seeking your support to call the Special Meeting in order to effect much-needed change to the composition of the Board.

Accordingly, we are hereby asking you to help us request that Depomed call the Special Meeting for the following purposes:

1.
to remove from office, without cause, the six (6) members of the current Board, constituting the entire current Board, Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after Depomed’s 2016 Annual Meeting of Shareholders, and up to and including the date of the Special Meeting, each such removal to become effective upon the election of each successor by the shareholders of the Company;

2.
in the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, that Section 16 of the Bylaws be amended to fix the size of the Board at six (6) members;

3.
to elect the following six (6) individuals to serve as directors on the Board, contingent on Proposal 1 being passed, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith (each, a “Nominee” and, collectively, the “Nominees”); and

4.
to repeal any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting, and that the section of the Bylaws entitled “AMENDMENT OF BYLAWS” be amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such date as set forth in such section of the Bylaws (Proposals 1 through 4 above are collectively referred to as the “Proposals”).

At this time, we are soliciting your revocable proxy to empower us to deliver your valid, executed and completed Special Meeting Request Form and Cede & Co. Meeting Request, along with a Verification Letter, as applicable, to a designated officer of the Company to call the Special Meeting. We are not currently seeking your proxy, consent, authorization or agent designation for approval of any proposals or any other actions that would be considered at the Special Meeting. In the event the Special Meeting is called, we will send you proxy materials relating to a vote on the Proposals.

For additional details on the Proposals, please see the section titled “Our Plans for the Special Meeting” in the Solicitation Statement below.

Shareholder-Called Special Meeting Process Overview

Generally, for Depomed shareholders to call the Special Meeting, (i) a shareholder must request that the Board set a record date for determining shareholders entitled to request the Special Meeting (the “Request Record Date”) by sending written notice to the Secretary of the Company, and (ii) one or more written requests for the Special Meeting signed by shareholders entitled as of the Request Record Date to cast not less than the Special Meeting Percentage must be submitted to and received by any designated officer of the Company within thirty (30) days of the Request Record Date. Once such written requests are received by a designated officer of the Company, the Company shall have five (5) business days to determine whether such submitting shareholders have satisfied the requirements under the Bylaws for calling the Special Meeting.

The enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for the Special Meeting with respect to Starboard V&O Fund as the shareholder soliciting fellow shareholders to call such meeting. This form asks for certain additional information that the Company could maintain is necessary in order to validly submit a request for the Special Meeting. We do not concede that this information is required to be submitted to the Company in order to validly require the Company to call the Special Meeting, and we believe that it is not required. However, we intend to submit this information to the Company in order to avoid any possible challenge by the Company to our request for the Special Meeting, even though we believe that such a challenge would be frivolous.  We encourage you to submit your Special Meeting Request Form and accompanying WHITE Proxy Card as soon as possible to permit us to submit your Special Meeting Request Form.

On May 26, 2016, when Starboard V&O Fund submitted the Record Date Request Notice to Depomed, it was the beneficial owner of 4,636,387 shares of Common Stock (1,000 shares of which were and are held in record name), and collectively with Starboard Value and its affiliates and Nominees, beneficially owned in the aggregate 6,031,450 shares of Common Stock, representing approximately 9.83% of such shares that would be entitled to call the Special Meeting pursuant to the CGCL and the Bylaws if the Request Record Date had been set as of August 2, 2016, based on 61,366,053 shares of Common Stock outstanding as of such date.  The Record Date Request Notice is attached as Exhibit E to the Solicitation Statement.

Pursuant to the Bylaws, the Board has set August 19, 2016 as the Request Record Date. Holders of record of shares of Common Stock as of the Request Record Date will be entitled to submit a WHITE Proxy Card to permit us to submit the Special Meeting Request Form on their respective behalves to call the Special Meeting.

As the next step in calling the Special Meeting, we are now soliciting revocable proxies from Depomed shareholders to empower us to deliver the Special Meeting Request Forms and Cede & Co. Meeting Requests, along with the Verification Letters, as applicable, to call the Special Meeting.  From the Request Record Date, we have thirty (30) days to solicit such revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Forms and WHITE Proxy Cards from shareholders representing the Special Meeting Percentage together with Starboard’s shares of Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

Please join us in requesting that Depomed call the Special Meeting and show the Board that shareholders want to have their voices heard.

Why You Were Sent The Solicitation Statement

As noted above, Starboard acquired its position in Depomed because it believes that Depomed is substantially undervalued and opportunities exist to create significant value for shareholders.  Starboard has significant concerns regarding serious corporate governance deficiencies existing at Depomed, questionable capital allocation decisions, and egregious actions taken by the Board to impede strategic interest in acquiring Depomed and to suppress shareholder rights.

Depomed’s corporate governance deficiencies are exemplified (i) by the manner in which it sought to fend off an unsolicited proposal from Horizon Pharma plc (“Horizon”) in 2015 through its unilateral adoption of a poison pill with a 10% trigger threshold and Bylaw amendments aimed at making it significantly more difficult and time-consuming for shareholders to call a special meeting, and more recently, (ii) by the surreptitious manner in which the Board attempted to further entrench itself under the guise of a proposal to reincorporate the Company in Delaware.

Starboard has little doubt that if it had not called attention to certain important provisions relating to the proposed reincorporation from California to Delaware (the “Reincorporation Proposal”) that were buried in the appendices of Depomed’s proxy statement for the 2016 Annual Meeting of Shareholders (the “Annual Meeting”), the Reincorporation Proposal would still be an item on the Annual Meeting’s agenda.

Given the apparent willingness of the current Board members to take extraordinary action to entrench themselves, as demonstrated by the Board’s responses to the Horizon offers and its now withdrawn Delaware reincorporation proposal, Starboard believes that a significant Board overhaul is required at Depomed in order to ensure that the Company is being run in a manner consistent with the best interests of all shareholders.  We feel strongly that the Board, as currently constituted, is incapable of unlocking the significant value that exists within Depomed and urge shareholders to join in requesting that Depomed call the Special Meeting.

Summary Proxy Submission Procedures

We are asking the Company’s shareholders to complete, sign and date the Special Meeting Request Form and Cede & Co. Meeting Request, along with a Verification Letter, as applicable, and the accompanying WHITE Proxy Card so that Starboard V&O Fund may submit the Special Meeting Request Form to call the Special Meeting by following the steps outlined below, and to return each of the Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter to Okapi Partners LLC (“Okapi”), which is assisting us in this solicitation of requests to call the Special Meeting.

To effect the execution of the Cede & Co. Meeting Request and Verification Letter, Starboard V&O Fund asks the Company’s shareholders to arrange for their DTC participant(s) to instruct DTC to cause Cede & Co., as nominee of DTC, to sign and return the Cede & Co. Meeting Request to the shareholder’s DTC participant(s), and for such DTC participant(s) to sign the Verification Letter with respect to such shareholder’s shares of Common Stock.

Upon receiving the executed Cede & Co. Meeting Request from Cede & Co., the DTC participant(s) should return the executed Cede & Co. Meeting Request and their executed Verification Letter to the shareholder, who should send the Cede & Co. Meeting Request and Verification Letter, along with the executed Special Meeting Request Form and WHITE Proxy Card, to Okapi, who will gather such documents and provide them to Starboard V&O Fund for submission to the Company.

The Special Meeting Request Form and the Cede & Co. Meeting Request request that the Special Meeting be held on a specified date, which, in accordance with the CGCL and the Bylaws, will be no less than thirty-five (35) nor more than sixty (60) days from the Company’s receipt of Special Meeting Request Forms from shareholders representing the Special Meeting Percentage.

We ask that the executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters be delivered as promptly as possible, by mail in the enclosed postage-paid envelope to Okapi at the address below, and that you follow the instructions below with respect to any of your shares of Common Stock held through a DTC participant. Please note that because Section 2(d) of the Bylaws provides that the Special Meeting Request shall set forth the purpose of the meeting, which is limited to the  matters set forth in the Record Date Request Notice, we request that you not change the purposes or Proposals stated in the Special Meeting Request Forms or the Cede & Co. Meeting Requests.

The Special Meeting Request Forms, the DTC Instruction Letters, the Cede & Co. Meeting Requests, the Verification Letters and the WHITE Proxy Cards are being provided to you for the purpose of calling the Special Meeting. The DTC Instruction Letter and the Cede & Co. Meeting Request are to be completed by your DTC participant(s), upon your direction, and the Cede & Co. Meeting Request will be executed by Cede & Co., as DTC’s nominee, upon DTC’s receipt of a duly executed DTC Instruction Letter from your DTC participant(s) on your behalf.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to Okapi, or otherwise require assistance, please contact Okapi at the address and telephone numbers below. We encourage you to submit your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, even if you cannot complete your Special Meeting Request Form or WHITE Proxy Card in full or you believe your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request or Verification Letter may be defective; however, we reserve the right not to submit any Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters if we believe that they do not comply with the Company’s Charter and Bylaws. If we believe that your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and/or Verification Letter does not so comply, or the Company notifies us of such non-compliance, we expect to contact you.

The Solicitation Statement is dated August [ ], 2016. The Solicitation Statement, the enclosed Special Meeting Request Form, the enclosed DTC Instruction Letter, the enclosed Cede & Co. Meeting Request, the enclosed Verification Letter and the accompanying WHITE Proxy Card are first being sent or given to Depomed shareholders on or about August [ ], 2016.  A copy of the Company’s current Bylaws may be found on file with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on July 13, 2015.

IMPORTANT

Please complete, sign and date the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card as soon as possible.

From the Request Record Date, we have thirty (30) days to solicit revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Forms and WHITE Proxy Cards from shareholders representing the Special Meeting Percentage together with Starboard’s shares of Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, please arrange to have such DTC participant(s) complete and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you by following the procedures set forth in the section of this Solicitation Statement titled “Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters”.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to Okapi, or otherwise require assistance, please contact:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: (877) 274-8654
E-mail: info@okapipartners.com

Please complete, sign and date the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card and, if any of your shares of Common Stock are held through a DTC participant, follow the instructions below to arrange for the execution of the Cede & Co. Meeting Request and the Verification Letter, and return all four documents to Okapi in the enclosed postage-paid envelope today.

WHILE CALLING THE SPECIAL MEETING CANNOT ENSURE THE PROPOSALS WILL BE ADOPTED, RESULTING IN A CHANGE TO THE COMPOSITION OF THE BOARD, WE BELIEVE DEPOMED SHAREHOLDERS DESERVE AN OPPORTUNITY TO ELECT A SLATE OF EXPERIENCED, DIVERSE, AND INDEPENDENT DIRECTOR CANDIDATES WHO WILL BETTER SERVE DEPOMED AND BETTER PROTECT THE RIGHTS AND BEST INTERESTS OF ALL SHAREHOLDERS. STARBOARD IS THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING TO RECONSTITUTE THE BOARD VIA THE PROPOSALS. ONLY AFTER THE SPECIAL MEETING IS CALLED WOULD DEPOMED SHAREHOLDERS BE ASKED TO VOTE ON THE PROPOSALS.

THIS SOLICITATION IS BEING MADE BY STARBOARD, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. WE ARE ONLY SOLICITING YOUR REVOCABLE PROXY TO EMPOWER US TO DELIVER TO THE COMPANY’S DESIGNATED OFFICERS THE VALID, EXECUTED AND COMPLETED SPECIAL MEETING REQUEST FORM TO CALL THE SPECIAL MEETING.

AFTER THE SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARD FOR SHARES OF COMMON STOCK REPRESENTING THE SPECIAL MEETING PERCENTAGE HAVE BEEN DELIVERED TO AND PROPERLY RECEIVED BY THE COMPANY, WE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS ONCE THE SPECIAL MEETING RECORD DATE AND MEETING DATE ARE SET.

YOUR SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARD ARE IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED SPECIAL MEETING REQUEST FORM AND ACCOMPANYING WHITE PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SOLICITATION OF WRITTEN REQUESTS AND PROXIES TO CALL A SPECIAL MEETING OF DEPOMED SHAREHOLDERS.

In addition to delivering printed versions of the Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter to all shareholders by mail, the Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter are also available on the Internet. You have the ability to access and print this Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter at [—].

BACKGROUND AND PAST CONTACTS

The following is a chronology of events leading up to the Solicitation Statement:

•
On April 5, 2016, Depomed filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the Annual Meeting, which included the Reincorporation Proposal.

•
On April 7, 2016, Starboard filed a Schedule 13D with the SEC disclosing combined beneficial and economic ownership interest in approximately 9.8% of the outstanding shares of Common Stock.  In the Schedule 13D, Starboard stated that it was extremely troubled by the fact that management and the Board of Depomed were seeking to further entrench themselves and further suppress shareholder rights under the guise of the Reincorporation Proposal.  Starboard also questioned why Depomed failed to disclose important features of the Reincorporation Proposal that would severely limit certain shareholder rights in the section of the Preliminary Proxy detailing the specifics of the Reincorporation Proposal and instead included these provisions in appendices at the end of the Preliminary Proxy.

•
On April 8, 2016, Starboard delivered a letter to Jim Schoeneck, President and Chief Executive Officer of the Company, expressing significant concerns regarding what it deems as serious corporate governance deficiencies, questionable capital allocation decisions, and egregious actions by the Board to stymie strategic interest. In the letter, Starboard also confirmed that it would shortly commence the process to call a Special Meeting to preserve Starboard’s rights to seek the removal and replacement of the current Board.

•
On April 8, 2016, Starboard submitted to Depomed the documentation required under the Bylaws to request that the Board set a record date for determining the shareholders entitled to call a special meeting, to begin the process for calling the Special Meeting to consider the following proposals: (i) to remove from office the six (6) members of the current Board, as well as any person appointed to the Board without shareholder approval up to and including the date of a special meeting; (ii) to fix the number of members of the Board at six (6); (iii) if the current Board is removed, to submit Peter A. Feld, James P. Fogarty, Mark R. Mitchell, Gavin T. Molinelli, Jeffrey C. Smith and Patrick Sullivan for election to the Board by shareholders to fill the existing vacancies; and (iv) to repeal any amendment or provision of the Bylaws adopted by the Board that changes the Bylaws, and to amend the Bylaws to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following the date thereof.

•
On April 12, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing combined beneficial and economic ownership interest in approximately 9.9% of the outstanding shares of Common Stock.

•	On April 14, 2016, Depomed issued a press release announcing its decision not to pursue the Reincorporation Proposal.

•	On April 15, 2016, Starboard issued the following public statement in response to Depomed’s decision to withdraw its Reincorporation Proposal:

“We read with great interest Depomed’s announcement yesterday that it has decided to withdraw its Delaware Reincorporation Proposal that was purposefully designed to entrench the Board.  We remain highly concerned by Depomed’s continued apparent willingness to mislead shareholders about its true intentions with regard to the Reincorporation Proposal.  To be abundantly clear, the Reincorporation Proposal was an attempt by the Depomed Board to further suppress shareholder rights under the guise of a benign Delaware reincorporation.

After we highlighted Depomed’s true, hidden agenda, with many of the material provisions buried in two appendices, the Board realized that it had no choice but to abandon its Reincorporation Proposal.  Yet, in its announcement yesterday, rather than be forthright about its reasons for withdrawing the Proposal, Depomed alluded to removing the Proposal only to avoid 'a costly and distracting proxy contest'.  To insinuate that the reason it withdrew the Reincorporation Proposal was to avoid a proxy contest is completely disingenuous.

Based upon the Board's actions over the past year, and reinforced by this recent, entrenchment attempt, we remain convinced that meaningful Board change is required at Depomed.  We acquired our position in Depomed because we believe that the Company is substantially undervalued and opportunities exist to create significant value for shareholders.  There has been no change to our intention to vigorously continue our pursuit of replacing the existing Board with a slate of experienced, diverse, and independent director candidates that we believe will better serve the Company and better protect the rights and best interests of all shareholders. We look forward to sharing more details with shareholders in the coming weeks regarding our views on the Company and opportunities for value creation.”

•
On April 25, 2016, Depomed issued a press release to announce that it has established the close of business on April 26, 2016 as the Request Record Date to determine shareholders entitled to request the Special Meeting of Shareholders proposed by Starboard.  Depomed also sent a letter to Starboard on April 25, 2016 stating that it has amended its Shareholder Rights Plan to purportedly allow Starboard to immediately submit its request for a proposed Special Meeting without conducting a public solicitation.

•
On May 26, 2016, Starboard issued a press release and delivered a letter to Depomed shareholders announcing that it intends to recommence the process for calling the Special Meeting for removing and replacing the Board with a modified slate of six highly qualified director nominees.

•	On May 26, 2016, Starboard withdrew its Initial Record Date Request Notice and Special Meeting proposals and delivered the Record Date Request Notice and Special Meeting proposals to Depomed.

•
On May 26, 2016, Starboard filed its preliminary solicitation statement with the SEC in connection with its solicitation of written requests from Depomed shareholders to call the Special Meeting (the “Preliminary Solicitation Statement”).

•
On May 31, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing its delivery of the Record Date Request Notice to Depomed and its modified slate of six highly qualified director nominees.

•	On June 6, 2016, Starboard filed Amendment No. 1 to its Preliminary Solicitation Statement.

•
On June 23, 2016, Depomed issued a press release announcing that it has set August 19, 2016 as the Request Record Date and proposing to hold a special meeting called by its Board on October 28, 2016 that Depomed explained is intended to occur after resolution of the Company’s ongoing NUCYNTA® patent litigation, which is expected no later than September 30, 2016.

•
On July 26, 2016, Starboard issued a press release and delivered a letter to Depomed shareholders announcing that it has appointed two exceptionally qualified former pharmaceutical executives as advisors, Robert G. Savage and James L. Tyree (the “Advisors”), to assist in its solicitation efforts to call the Special Meeting. Starboard explained in the letter that given the extensive requirements under the Bylaws for calling the Special Meeting, the addition of any new nominees to its slate would effectively require it to submit a new record date request notice to Depomed, thereby restarting the clock under the Bylaws for the Special Meeting. Starboard also stated that if it is successful in removing and replacing the Board at the Special Meeting, Messrs. Savage and Tyree would be invited to join the Board and that the new Board would be willing to increase the size of the Board to nine members (currently there are six members; adding the Advisors would expand the Board to eight members) and add back one incumbent director in order to maintain a degree of continuity amidst the required change that Starboard believes is needed at the Company. In the letter, Starboard also announced that it will proceed with its original solicitation to call the Special Meeting by going through the procedures required under the Bylaws by soliciting the Special Meeting Percentage given the Board’s inconsistent responses to Starboard’s two record date request notices in order to ensure that shareholders have their voices heard and to prevent the Company from any further attempts to manipulate Starboard’s Special Meeting process.  Starboard explained in the letter that initially, the Board responded promptly to Starboard’s Initial Record Date Request Notice by setting a record date of April 26, 2016, or less than three weeks later, but then delayed its response to Starboard’s new Record Date Request Notice by setting a record date of August 19, 2016, or close to three months after Starboard’s delivery of the Record Date Request Notice, which is almost the full extent the Board is permitted to delay such an action under the Bylaws and in stark contrast to Jim Schoeneck’s commentary to shareholders on April 25, 2016 that “the selection of an early meeting date is in the best interest of Depomed and its shareholders.”  Starboard stated that it sees the Board’s rationale of basing the prolonged meeting date on the NUCYNTA litigation as a classic “bait-and-switch” as there was no mention of delaying the Special Meeting until the outcome of the pending NUCYNTA patent litigation upon Starboard’s first placeholder nomination.

•
On July 27, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing its delivery of the July 26th letter to Depomed shareholders and its appointment of the Advisors to assist in its efforts to call the Special Meeting given the Advisors significant industry knowledge and experience.

•	On August 15, 2016, Starboard filed Amendment No. 2 to its Preliminary Solicitation Statement.

OUR PLANS FOR THE SPECIAL MEETING

If we, with the support of other shareholders, are successful in obtaining sufficient shareholder support to request that the Special Meeting be called pursuant to the Bylaws and the Special Meeting is called, we expect to present the following matters for a shareholder vote at the Special Meeting:

•
Proposal 1: “RESOLVED, that each of the six (6) members of the Board who are expected to be serving as directors as of the date of the Special Meeting, including Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, M.D., James A. Schoeneck and David B. Zenoff, D.B.A, as well as any person or persons elected or appointed to the Board without shareholder approval after the date hereof, and up to and including, the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.”

Section 19 of the Bylaws, together with Section 303(a) of the CGCL, provides that all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

Starboard is seeking to remove Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff because, among other things, Starboard believes these Board members have consistently failed to act in the best interests of shareholders.

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Proposal 2: “RESOLVED, that, in the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, Section 16 of the Bylaws be amended to fix the size of the Board at six (6) members.”

Section 16 of the Bylaws presently allows a definite number of Board members within the range of five (5) to nine (9) Board members to be fixed by resolution of the Board or for a definite number of Board members without provision of an indefinite range to be fixed by an amendment to the Bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.   The reason for Proposal 2 is to allow shareholders to fix the size of the Board at six (6) members so that, in the event Proposal 1 is approved in its entirety, shareholders may elect a full Board solely consisting of Starboard’s six (6) Nominees.

The language of the proposed Bylaw amendment:

Section 16 of the Bylaws is hereby amended and restated to read as follows:

                16.          Number.  The authorized number of directors of this corporation shall not be less than five (5) nor more than nine (9).  The exact number of directors shall be six (6).  The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number by an amendment to the Articles of Incorporation or by amendment to these bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.  An amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.  No amendment may change the maximum number of authorized directors to a number greater than two times the minimum number of directors minus one.

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Proposal 3: “RESOLVED, that the following six (6) individuals be and hereby are elected to serve as directors on the Board, contingent on Proposal 1 being passed: John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith (each, a “Nominee” and, collectively, the “Nominees”).”

Section 18 of the Bylaws, together with Section 305(a) of the CGCL, provide that only shareholders may elect directors to fill any vacancies arising from any removal of directors by approval of the affirmative vote of a majority of the shares represented and voting at a duly called meeting of shareholders at which a quorum is present (in which shares voting affirmatively also constitute at least a majority of the required quorum). Consequently, if Proposal 1 passes, the resulting six (6) vacancies may only be filled by the shareholders.  Pursuant to Section 9 of the Bylaws, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute the required quorum.

Each Nominee named in this Proposal 3 has consented to be named in any proxy or solicitation statement and proxy cards to be filed with the SEC and distributed to shareholders of Depomed by Starboard and to serve as a director of Depomed, if elected, in accordance with Section 5(d)(i)(2) of the Bylaws.  The Nominees have not made any commitment to Starboard, if elected, other than that they will serve as directors, exercise their independent judgment in accordance with their fiduciary duties in all matters before the Board and otherwise discharge their duties as directors of Depomed consistent with all applicable legal requirements.  If elected, each Nominee named in this Proposal 3 would serve as a director until a successor has been duly elected and qualified at the Company’s annual meeting in 2017 or an intervening special meeting of Company shareholders at which Company directors are elected and a successor has been duly elected.  Starboard will, in accordance with SEC requirements, provide shareholders with a way to vote for inclusion of less than all of the Nominees in the elections contemplated by Proposal 3.  In the event that Proposal 1 passes and the directors named or described in Proposal 1 are removed from the Board creating six (6) vacancies, but none of the Nominees are elected pursuant to Proposal 3, then the current Board shall be subject to removal upon their successors otherwise being duly elected and qualified at Depomed’s annual meeting in 2017 or an intervening special meeting.

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Proposal 4: “RESOLVED, that any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting be and hereby is repealed, and that Section 42 of the Bylaws entitled “AMENDMENT OF BYLAWS” be and hereby is amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such Special Meeting.”

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of each of Proposals 2 and 4 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

Proposal 4 is designed to prevent the Board from taking any such further actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to the other Proposals or to create new obstacles to the consideration of the Proposals at the Special Meeting.

The language of the proposed Bylaw amendment:

Section 42 of the Bylaws is hereby amended and restated to read as follows:

42.           Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote or by the Board of Directors, except that (i) any such adoption, amendment or repeal by the Board of Directors shall be effective only as of the date 121 days after the date hereof and that during such period the power of the Board of Directors to adopt, amend or repeal the Bylaws shall hereby be eliminated and (ii) an amendment changing the authorized number of directors may only be adopted as provided in Section 16.

As the Proposals were the only matters of business that Starboard proposed in the Record Date Request Notice be voted upon by shareholders at the Special Meeting, no other matters may be presented by Starboard at the Special Meeting.

We will solicit votes in favor of the Proposals only by means of a proxy statement and proxy card once the record date and meeting date for the Special Meeting have been established. If we are successful in requesting that the Special Meeting be called as a result of shareholders representing the Special Meeting Percentage, together with Starboard’s shares of Common Stock, completing, executing, dating and returning the enclosed Special Meeting Request Form and accompanying WHITE Proxy Card to Okapi, and Starboard delivering the valid, executed and completed Special Meeting Request Forms and WHITE Proxy Card to a Depomed designated officer, then we will include in Starboard’s definitive proxy statement for such Special Meeting more detailed information regarding voting at the Special Meeting. The sole purpose of this solicitation, and the only effect of your return of the WHITE Proxy Card is to request the calling of the Special Meeting and to empower us to deliver the Special Meeting Request Form to a Company designated officer.

Accordingly, we urge you to join with us to request the call of the Special Meeting for the purpose of submitting the Proposals to shareholders for a vote thereon. To help us call the Special Meeting, please follow the instructions for delivering the Special Meeting Request Form and accompanying WHITE Proxy Card described below.

WE URGE YOU TO COMPLETE, EXECUTE, DATE AND RETURN THE ENCLOSED SPECIAL MEETING REQUEST FORM AND THE ACCOMPANYING WHITE PROXY CARD TO OKAPI, AND FOLLOW THE INSTRUCTIONS BELOW WITH RESPECT TO ANY OF YOUR SHARES OF COMMON STOCK HELD THROUGH A DTC PARTICIPANT.

THE SPECIAL MEETING

Request Record Date Process. Under the Bylaws, the Board has twenty-eight (28) days to set a Request Record Date from receipt of a valid Record Date Request Notice from a shareholder, which Request Record Date could be as many as sixty (60) days after the close of business on the date the Board sets the Request Record Date. If the Board fails to set a Request Record Date, the Request Record Date is to be twenty-eight (28) days after the Record Date Request Notice was validly submitted to and received by the Secretary of the Company (or, if the twenty-eighth (28th) day is not a business day, the first business day thereafter). Starboard’s Record Date Request Notice, which was delivered to Depomed on May 26, 2016, is attached as Exhibit E to the Solicitation Statement. The Request Record Date has been set by the Board as August 19, 2016. Holders of record of shares of Common Stock as of that date will be entitled to request that the Special Meeting be called.

Special Meeting Request Form and the WHITE Proxy Card.  Starboard is asking the shareholders to complete, execute, date and return the enclosed Special Meeting Request Forms and the accompanying WHITE Proxy Cards to Okapi, which is assisting us with this solicitation and, upon receiving the executed Special Meeting Request Forms and WHITE Proxy Cards, will deliver the valid, executed and completed Special Meeting Request Forms on behalf of shareholders (once received) representing the Special Meeting Percentage to a Company designated officer to obligate Depomed to call the Special Meeting pursuant to the Bylaws. We are furnishing the Solicitation Statement, the Special Meeting Request Forms and the WHITE Proxy Cards to enable you and Depomed’s other shareholders to support us in requesting the Special Meeting be called and held.

Pursuant to the Bylaws, from the Request Record Date, we have thirty (30) days to solicit such revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Forms and WHITE Proxy Cards from shareholders representing the Special Meeting Percentage together with Starboard’s shares of Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

Special Meeting Percentage.  For the Special Meeting to be properly requested in accordance with the Bylaws, the Special Meeting Request Forms and Cede & Co. Meeting Requests in favor of the call of the Special Meeting must be executed by shareholders as of the Request Record Date authorizing Starboard V&O Fund to submit the Special Meeting Request Forms on their behalves, which shareholders, together with Starboard V&O Fund, must hold shares of Common Stock equaling the Special Meeting Percentage.

According to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2016, as of August 2, 2016, there were 61,366,053 shares of Common Stock outstanding. Based on such number, and the fact that Starboard Value and its affiliates and Nominees already own in the aggregate 6,031,450 shares of Common Stock, additional properly completed and unrevoked Special Meeting Request Forms and WHITE Proxy Cards from holders of an aggregate of approximately less than 1% of shares of Common Stock will have to be received by Depomed in accordance with the Bylaws to request Depomed to call the Special Meeting. Starboard anticipates submitting, through Starboard V&O Fund, all of such Special Meeting Request Forms and WHITE Proxy Cards to a Company designated officer as soon as practicable after Starboard obtains a sufficient number of such Special Meeting Request Forms and WHITE Proxy Cards.

Special Meeting Date.  The Special Meeting Request Form requests that the Special Meeting be held on a date and at a time to be specified by Starboard V&O Fund, which, in accordance with the CGCL and the Bylaws, will be no less than thirty-five (35) nor more than sixty (60) days after Depomed receives the valid, executed and completed Special Meeting Request Forms and accompanying WHITE Proxy Cards from shareholders representing the Special Meeting Percentage. After the Special Meeting is called, we intend to solicit proxies from you in support of the Proposals via Depomed sending you a notice of the Special Meeting (or, if the Company fails to do so in the required statutory period described below, we will send such notice or seek judicial relief that would require Depomed to do so) and via our sending you a proxy statement and a proxy card for use therewith. At the Special Meeting, we will ask the shareholders to vote “FOR” the Proposals.

Record Date and Notice for Special Meeting.  Pursuant to Section 701(a) of the CGCL, together with Section 7 of the Bylaws, the record date for determining shareholders entitled to notice of, and to vote at, the Special Meeting may be fixed by the Board as no less than ten (10) nor more than sixty (60) days prior to the Special Meeting. Pursuant to Section 601(c) of the CGCL, upon receipt of the valid, executed and completed Special Meeting Request Forms and accompanying WHITE Proxy Cards from shares representing the Special Meeting Percentage, a Depomed designated officer must give notice of the Special Meeting to shareholders within twenty (20) days. If Depomed fails to do so, then we may mail such notice or seek judicial relief to require Depomed to do so.

Location of Special Meeting.  The Bylaws provide that all meetings of shareholders shall be held either at the principal office of Depomed (which is 7999 Gateway Blvd., Suite 300, Newark, California 94560) or at any other place, within or without California, which is designated by the Board or the President of Depomed.

PROCEDURES FOR SUBMITTING THE SPECIAL MEETING REQUEST FORMS AND WHITE PROXY CARDS

Pursuant to the Solicitation Statement, Starboard is requesting that the holders of the outstanding shares of Common Stock request that a Depomed designated officer call the Special Meeting and hold the Special Meeting pursuant to the Special Meeting Request Forms by taking the following actions: (1) complete, execute and date the Special Meeting Request Form attached hereto as Exhibit A and the accompanying WHITE Proxy Card attached hereto as Exhibit D, by which you will empower us to deliver the valid, executed and completed Special Meeting Request Forms, Cede & Co. Meeting Requests and Verification Letters, as applicable, on behalf of ourselves and shareholders together holding shares representing the Special Meeting Percentage to a Depomed designated officer, (2) direct your DTC participant to complete and deliver the DTC Instruction Letter attached hereto as Exhibit B-1 to DTC to cause Cede & Co. to execute and return the Cede & Co. Meeting Request attached as Exhibit B-2 hereto to your DTC participant, and direct your DTC participant to execute the Verification Letter and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you and (3) deliver to Okapi at the address set forth on the enclosed envelope your executed Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter. Please note that because Section 2(d)(i) of the Bylaws provides that special meeting requests must identify the same purposes and the same matters proposed to be acted on at the Special Meeting as in the Record Date Request Notice, we request that you not change the purposes or Proposals referenced in the Special Meeting Request Forms or Cede & Co. Meeting Requests.

The enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for a special meeting. This form asks for certain additional information that the Company could maintain is necessary in order to validly submit a request for the Special Meeting. We do not concede that this information is required to be submitted to the Company in order to validly require the Company to call the Special Meeting, and we believe that it is not required. However, we intend to submit this information to the Company in order to avoid any possible challenge by the Company to our request for the Special Meeting, even though we believe that such a challenge would be frivolous.

We encourage you to submit your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, even if you cannot complete your Special Meeting Request Form or WHITE Proxy Card in full or you believe your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request or Verification Letter may be defective; however, we reserve the right not to submit any Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters if we believe that they do not comply with the Charter, Bylaws or the CGCL. If we believe that your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and/or Verification Letter does not so comply, or the Company notifies us of such non-compliance, we expect to contact you.

Procedures for Submitting Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters. Executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters should be delivered by mail to Okapi using the enclosed postage-paid envelope.

Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters. Shareholders should direct their DTC participant(s) through which they hold their shares to:

(1) complete and sign the DTC Instruction Letter included as Exhibit B-1 hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder;

(2) complete the Cede & Co. Meeting Request included as Exhibit B-2 hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder;

(3) send the duly completed and signed DTC Instruction Letter and the duly completed Cede & Co. Meeting Request to DTC by email and overnight mail, thereby instructing DTC to cause Cede & Co., DTC’s nominee, to sign and return the Cede & Co. Meeting Request to the DTC participant;

(4) complete and sign the Verification Letter included as Exhibit C hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder; and

(5) upon receiving the signed Cede & Co. Meeting Request from Cede & Co., return the Cede & Co. Meeting Request executed by Cede & Co., along with the Verification Letter executed by such DTC participant, to the shareholder.

Please note that DTC will take at least 48 hours to execute and return a Cede & Co. Meeting Request. Please send the form of DTC Instruction Letter and Cede & Co. Meeting Request to your DTC participant today so that they may be processed on a timely basis. You must still complete, sign, date and return the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card by mail to Okapi using the enclosed postage-paid envelope, regardless of whether you hold your shares through a DTC participant.

Updates to Your Special Meeting Request Form. Certain information provided or required to be provided in the Special Meeting Request Form must be true and correct as of the record date for the Special Meeting. In accordance the Bylaws, if there is any update that needs to be made with respect to the information you provided in your Special Meeting Request Form after your submission, you must further update and supplement the information as necessary and send it to a Company designated agent at the principal executive office of the Company at the address below, to be received by the Company no later than five (5) business days after the record date for the Special Meeting.

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:  Matthew M. Gosling

Written Request for the Special Meeting. If we receive executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters from shareholders representing the Special Meeting Percentage, we will request a Depomed designated officer to promptly call the Special Meeting at such time. Please note that the delivery of the enclosed Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter will not commit you to cast any vote in respect of any Proposal to be brought before the Special Meeting. To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Revocation Procedure. Shareholders who have executed and delivered a Special Meeting Request Form and WHITE Proxy Card may revoke such documents at any time before the proxy is exercised by delivering an instrument revoking the earlier Special Meeting Request Form and WHITE Proxy Card, or a duly executed later dated Special Meeting Request Form and WHITE Proxy Card for the same shares, to Okapi, our proxy solicitor, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036.

Delivery Procedures for Direct and Beneficial Owners. Please sign, date and mail the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card as soon as possible.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, please arrange to have your DTC participant complete and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you by following the procedures set forth in the section of this Solicitation Statement titled “Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters” above.

Your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, as applicable, are important, no matter how many or how few shares you own. Please send all four documents to the address set forth on the enclosed envelope as promptly as possible. The failure to sign and return the Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, as applicable, will have the same effect as opposing the call of the Special Meeting.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to Okapi, or otherwise require assistance, please contact:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: (877) 274-8654
E-mail: info@okapipartners.com

By delivering the enclosed Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter to Okapi, you are not committing to cast any particular vote in respect of, nor are you granting us any proxy to vote on, any Proposal to be brought before the Special Meeting.

INFORMATION REGARDING THE NOMINEES

In the event that the Special Meeting is called and held and the Company shareholders approve the proposal to remove from office, without cause, the six (6) members of the current Board, constituting the entire current Board, Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after the Annual Meeting, Proposal 2 will fix the size of the Board at six (6) directors and Proposal 3 provides that shareholders elect the Nominees. Starboard reserves the right to request the appointment or election of substitute persons for any of the Nominees named herein. The information herein regarding a particular Nominee has been furnished to Starboard by such Nominee.

Name, Address, Age and Employment History. Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees.

Name	Business Address	Age	Present Principal Occupation or Employment; Five (5) Year Employment History
John J. Delucca	314 Ardmore Road Ho-Ho-Kus, NJ 07423	73
John J. Delucca is currently the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company, a position he has held since 2004.  Previously, Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group, a business consulting firm, from 2003 until his retirement in 2004.  Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998 to 2002. From 1993 to 1998, he was Senior Vice President and Treasurer of RJR Nabisco, Inc.  During his earlier career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc.  Mr. Delucca has extensive corporate governance experience serving as a member of the Boards of Directors of numerous companies, including: Endo International plc (NASDAQ: ENDP), a global specialty pharmaceutical company, from 2006 to June 2015; MergeWorthRx Corp. (NASDAQ: NWRX), a special purpose acquisition, from June 2013 to January 2015; Elster Group SE, a then publicly traded German integrated metering and smart grid technology company, from October 2010 to October 2012; The Elliot Company, a manufacturer of turbines and generation equipment and wholly owned subsidiary of the public Japanese company Ebara Corporation, from 1997 to August 2012; ITC Deltacom, a then publicly traded telecommunications company, from 2004 to 2010; Tier Technologies, Inc., a then publicly traded payment solutions company, from 2007 to 2010; British Energy, a then publicly traded UK-based electricity generation company, from 2004 to 2009; and Enzo Biochem Inc. (NYSE:ENZ), a leading life sciences biotechnology company, from 1984 to 2008.  Mr. Delucca also previously served as a director of Horizon Natural Resources, Kash n’ Karry, Nature’s Food Centres, RKO Warner Theaters, Emperor Clock Co., and Edison Controls Corp.  He holds a Bachelor of Arts degree from Bloomfield College and a Masters of Business Administration from Farleigh-Dickinson University School of Graduate Study. Mr. Delucca’s extensive experience serving as a senior executive and a director of both public and private companies, where he served as Chairman of numerous Audit Committees, together with his financial expertise well qualifies him for service on the Board.

James P. Fogarty	14 Old Roaring Brook Rd. Mount Kisco, NY 10549	47
James P. Fogarty is currently a private investor.  Previously, he was the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, from November 2011 until its sale in July 2015, and was a Senior Advisor to acquirer Bluestem Group Inc. for a transition period through October 2015.  Prior to that, Mr. Fogarty was a private investor from November 2010 to November 2011.  Since October 2014, Mr. Fogarty has served as a member of the Board of Directors of Darden Restaurants, Inc. (NYSE:DRI), a full service restaurant company, where he serves as Chairman of its Compensation Committee and as a member of its Finance Committee.  From April 2009 until November 2010, Mr. Fogarty was President, Chief Executive Officer and Director of Charming Shoppes, Inc. (NASDAQ:CHRS), a multi-brand, specialty apparel retailer. Other prior executive positions held by Mr. Fogarty include Managing Director of Alvarez & Marsal, an independent global professional services firm, from August 1994 until April 2009, President and Chief Operating Officer of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing) from September 2008 until April 2009, President and CEO of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 through February 2008, Chief Financial Officer of Levi Strauss & Co., a brand-name apparel company, from 2003 until 2005, and from December 2001 through September 2003, he served as Senior Vice President and Chief Financial Officer and for a period as a Director of The Warnaco Group, a global apparel maker.  From October 2011 through October 2015, Mr. Fogarty served as a director of Regis Corporation (NYSE:RGS), which owns, operates and franchises hair and retail products. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University. Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience make him an excellent candidate for the Board. Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience would make him an excellent candidate for the Board.

Peter A. Lankau	P.O. Box 827 Gwynedd Valley, PA 19437	63
Peter A. Lankau is currently a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.  Mr. Lankau has served as Chairman of the Board of Directors of Phosphagenics Limited (ASX: POH), an Australian research-based biotechnology company, since May 2015 and as a Director since April 2015. He has also served as a member of the Board of Directors of ANI Pharmaceuticals, Inc. (NASDAQ: ANIP), an integrated specialty pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals, since October 2015. Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, from October 2011 to January 2014, which sold its business assets to Depomed in December 2013.  From April 2009 to February 2011, he was Chief Executive Officer and from February 2011 to December 2012, Chairman, of Logical Therapeutics, Inc., a privately held, clinical stage biopharmaceutical company which developed therapeutic agents to treat medical conditions caused by inflammatory diseases.  From 2005 to 2008, Mr. Lankau was President, Chief Executive Officer and a member of the Board of Directors of Endo Pharmaceuticals Inc., the predecessor of Endo International plc (NASDAQ: ENDP), a specialty pharmaceutical company (“Endo”).  He also previously served as Endo’s President and Chief Operating Officer and as Senior Vice President, Commercial Business. Prior to Endo, Mr. Lankau was Vice President, Sales and Marketing for Alpharma, Inc. He began his pharmaceutical career with Rhone-Poulenc Rorer, Inc. (now Sanofi) in multiple commercial roles, and was most recently Vice President, Sales-US Pharmaceuticals. Mr. Lankau also currently serves on the Board of Advisors of Orchard Venture Partners, a life sciences venture capital firm, a position he has held since January 2013.  He received his Bachelor of Science degree from the University of Albany. Mr. Lankau’s extensive experience as a bio-pharmaceutical executive with over 30 years of management experience in developing and commercializing pharmaceutical products together with his corporate governance experience as a director of both public and private pharmaceutical companies would make him a valuable addition to the Board.

Gavin T. Molinelli	c/o Starboard Value LP 777 Third Avenue 18th Floor New York, NY 10017	32
Gavin T. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Prior to the formation of Starboard Value LP in 2011, as part of the spin-out from Ramius, Mr. Molinelli was a Director and Investment Analyst for the Ramius Value & Opportunity Fund. Prior to joining Ramius in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC.  Mr. Molinelli previously served on the Board of Directors of Wausau Paper Corp., a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016.  Mr. Molinelli was also formerly on the Board of Directors of Actel Corp, a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University. Mr. Molinelli’s public company board experience and financial expertise together with his experience serving in various managerial roles would make him a valuable addition to the Board.

Mary K. Pendergast	4328 Yuma Street, NW Washington, DC 20016	65
Mary K. Pendergast, J.D., LL.M. is currently the President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies, which she founded in June 2003. Ms. Pendergast has also served as a member of the Boards of Directors of Impax Laboratories, Inc. (NASDAQ: IPXL), a specialty pharmaceutical company, since July 2013 and ICON plc (NASDAQ: ICLR), a provider of outsourced development services to pharmaceutical, biotechnology and medical device industries, since February 2014.  Previously, Ms. Pendergast served as Executive Vice President, Government Affairs, at Elan Corporation, plc, a then publicly traded major drugs firm based in Dublin, Ireland, from January 1998 to June 2003.  Prior to that, Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from November 1990 to December 1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from July 1979 to November 1990.  She was also an attorney at the Office of the General Counsel, Department of Health and Human Services, from July 1977 to June 1979.  Ms. Pendergast also previously served on the Board of Directors of ARCA biopharma, Inc. (NASDAQ: ABIO), a biopharmaceutical company developing genetically-targeted therapies for cardiovascular diseases, from 2002 until May 2011. Ms. Pendergast received a B.A. degree from Northwestern University, a J.D. degree from the University of Iowa College of Law, and an LL.M. degree from Yale Law School. Ms. Pendergast’s extensive experience in the pharmaceutical and biotechnology industries serving as an executive and board member, including her service at the FDA, would make her a valuable addition to the Board.

Jeffrey C. Smith	c/o Starboard Value LP 777 Third Avenue 18th Floor New York, NY 10017	43
Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies, which he co-founded in March 2011, after having launched the Starboard Value investment strategy in 2002. Previously, Mr. Smith was a Partner and Managing Director of Ramius LLC, a subsidiary of the Cowen Group, Inc. (“Cowen”).  Mr. Smith is a former member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith currently serves on the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), a leading automotive aftermarket parts provider in North America, a position he has held since November 2015.  He also currently serves on the Board of Directors of Yahoo! Inc. (NASDAQ: YHOO), a multinational technology company, a position he has held since April 2016. Previously, he served as Chairman of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a full service restaurant chain, from October 2014 to April 2016. Mr. Smith also previously served as a member of the Board of Directors of each of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015, Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014, Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013, Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012, and Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Directors of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  In addition, Mr. Smith previously served as a member of the Board of Directors of each of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010, S1 Corporation, a provider of customer interaction software for financial and payment services, from May 2006 to September 2008, Kensey Nash Corporation, a leading medical technology company, from December 2007 to February 2009, and The Fresh Juice Company, Inc. (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics. Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles would enable him to provide invaluable oversight to the Board.

Additional Information about the Nominees.  Each Nominee named in the Solicitation Statement is independent under the Board’s independence guidelines, the applicable rules of Nasdaq, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each Nominee who will serve on the audit committee of the Board will meet the financial literacy requirements under the applicable rules of Nasdaq, and each will qualify as an “audit committee financial expert” under the applicable rules of Nasdaq.

Each Nominee named herein has consented to be named in any proxy or solicitation statement and proxy cards to be filed with the SEC and distributed to stockholders of Depomed by Starboard and to serve as a director of the Company, if elected. If these Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the fiduciary obligations imposed upon corporate directors under the CGCL. If elected, each of the Nominees would serve as a director until the Company’s annual meeting in 2017 or an intervening special meeting of shareholders at which directors are elected and a successor has been duly elected.

If elected, the Nominees will be entitled to such compensation from the Company as may be determined by the Company for non-employee directors, and which is described in the Company’s Definitive Proxy Statement for the Annual Meeting, as filed with the SEC on April 14, 2016.

Each of the Nominees’ ownership of securities of the Company is set forth below in the section titled “Certain Information Regarding the Participants”.  All of the Nominees are citizens of the United States.

Starboard V&O Fund has signed letter agreements, pursuant to which it and its affiliates have agreed to indemnify each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, against claims arising from the solicitation of proxies from the Company shareholders in connection with the Special Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, pursuant to which Starboard V&O Fund has agreed to pay each of them (i) $15,000 in cash upon Starboard V&O Fund submitting the Record Date Request Notice (other than Mr. Fogarty who previously received the $15,000 in cash upon delivery of the previous Record Date Request Notice, dated April 7, 2016) and (ii) $15,000 in cash upon the filing by Starboard V&O Fund of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each of their election as a director of the Company at the Special Meeting. Pursuant to the compensation letter agreements, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to certain limitations.  If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his or her election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Each of the Starboard members has entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they  agreed to form a group for the purpose of (i) submitting the Record Date Request Notice, (ii) soliciting written requests from the holders of 10% or more of the outstanding shares of Common Stock to call the Special Meeting, and (iii) soliciting proxies at any such Special Meeting for the purpose of approving the Proposals set forth herein, and (c) Starboard V&O Fund and certain of its affiliates agreed to bear all expenses incurred in connection with the solicitation, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.  The Advisors entered into a Joinder Agreement to the foregoing Amended and Restated Joint Filing and Solicitation Agreement, pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

No Nominee or any associate of a Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, and there is no event that occurred during the past ten (10) years with respect to any of the Nominees that is required to be described under 401(d) or 401(f) of Regulation S-K.

Filling of Vacancies.  Section 18, together with Section 305(a) of the CGCL, provides that only shareholders may elect directors to fill any vacancies arising from any removal of directors by approval of the affirmative vote of a majority of the shares represented and voting at a duly meeting of shareholders at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum).  Additionally, Section 18, together with Section 305(b) of the CGCL, provide that shareholders may elect a director at any time to fill any vacancy not filled by the directors of the Company.

SOLICITATION OF REQUESTS AND PROXIES; EXPENSES

The entire expense of preparing and mailing the Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies to call the Special Meeting will be borne by Starboard. In addition to the use of the mails, requests may be solicited by Starboard by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of Common Stock that such institutions hold, and Starboard will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Starboard has retained Okapi, a proxy solicitation firm, to assist in the solicitation of proxies to call the Special Meeting and the proxy solicitation in connection with the Special Meeting. Starboard has agreed to pay Okapi customary fees as may be mutually agreed. In addition, Starboard will reimburse Okapi for its reasonable disbursements. Okapi will be indemnified against certain liabilities and expenses. That firm will utilize approximately 24 persons in its solicitation efforts.

Starboard estimates that its total expenditures relating to the solicitation of proxies to call the Special Meeting and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $[750,000]. Total expenditures incurred to date relating to these solicitations have been approximately $[350,000].

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Starboard Value and Starboard V&O Fund are participants in this solicitation of proxies, in addition to Starboard S LLC, Starboard C LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, Mark R. Mitchell, Peter A. Feld, the Nominees and the Advisors (collectively, the “Participants”).

The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP. Mr. Delucca is the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company.  Mr. Fogarty is currently a private investor. Mr. Lankau is a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms.  Ms. Pendergast is President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies.  Mr. Savage is the President of Strategic Imagery, LLC, a consulting firm he founded focused on providing in-line and portfolio strategies for major healthcare firms.  Mr. Tyree is the Managing Partner of Tyree & D’Angelo Partners LLC, a private equity investment firm.

The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Molinelli, and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The principal business address of each of the other Nominees is set forth above. The principal business address of Mr. Savage is 2604 North Greenway Drive, Coral Gables, Florida 33134.  The principal business address of Mr. Tyree is 233 N. Michigan Ave., Suite 2420, Chicago, Illinois 60601.

As of the date hereof, Starboard V&O Fund directly owns 4,636,387 shares of Common Stock. As of the date hereof, Starboard S LLC directly owns 548,714 shares of Common Stock. As of the date hereof, Starboard C LP directly owns 304,821 shares of Common Stock. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 304,821 shares of Common Stock directly owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 304,821 shares of Common Stock directly owned by Starboard C LP. As of the date hereof, 525,078 shares of Common Stock were held in an account managed by Starboard Value LP (the “Starboard Value LP Account”). Starboard Value LP, as the investment manager of each of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of an aggregate of 6,015,000 shares of Common Stock directly owned by Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account. Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co and each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the 6,015,000 shares of Common Stock directly owned by Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account. As of the date hereof, Mr. Fogarty directly owns 16,450 shares of Common Stock.  As of the date hereof, none of Messrs. Molinelli, Delucca, or Lankau, nor Ms. Pendergast, directly or indirectly, own any securities of the Company. As of the date hereof, none of the Advisors, directly or indirectly, own any securities of the Company.

Starboard Value LP entered into advisor agreements (the “Advisor Agreements”) with each of the Advisors, pursuant to which it agreed to pay each of the Advisors (i) an upfront fee equal to $15,000 in cash within fifteen (15) business days of the date of the Advisor Agreement and (ii) $15,000 in cash upon the filing by Starboard Value LP of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of the election of the Nominees to the Board at the Special Meeting.  Each of the Advisors agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), no participant in this solicitation or any of his or its associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting.

Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), there are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN EFFECTS RELATED TO THIS SOLICITATION

2021 Notes

Based on a review of the Company’s public filings with the SEC, pursuant to the First Supplemental Indenture, dated as of September 9, 2014 (the “Supplemental Indenture”), to the Indenture, dated as of September 9, 2014, between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Indenture”), regarding certain 2.50% Convertible Senior Notes due 2021 (the “2021 Notes”), the Proposals, if passed, are not likely to result in any payments in connection with a “Fundamental Change” (i.e., change of control) (as defined in the Supplemental Indenture), which definition includes the consummation of (i) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger of the Company pursuant to which the Common Stock would be converted into cash, securities or other property or assets; or (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person other than one of the Company’s subsidiaries; provided, however, that a transaction described in clause (ii) in which all persons in whose names’ at the time each particular 2021 Note is registered in the Company’s note register of all classes of the Company’s Common Equity (as defined in the Supplemental Indenture) immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change. However, any of the transactions listed in clauses (i) through (iii) of the foregoing sentence will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by holders of Common Stock, excluding cash payments for fractional shares, in connection with such transaction or transactions consists of shares of publicly listed common stock and as a result of such transactions the 2021 Notes become convertible into such consideration, excluding cash payments for fractional shares. The Proposals, if passed, would not otherwise trigger a Fundamental Change under the 2021 Notes.

Senior Secured Notes

Further based on a review of the Company’s public filings with the SEC, pursuant to the Note Purchase Agreement, dated as of March 12, 2015, by and between the Company, the purchasers party thereto from time to time (“Purchasers”), and Deerfield Private Design Fund III, L.P. (the “Note Purchase Agreement”), pursuant to which the Company requested that the Purchasers purchase an aggregate principal amount of $575,000,000 of the Company’s senior secured notes (the “Senior Secured Notes”), the Proposals are not likely to result in any prepayment obligations and penalty prepayment premiums in connection with a “Major Transaction” under the Note Purchase Agreement. We cannot confirm whether this would be the case as of the date hereof as operative provisions of the Note Purchase Agreement as publicly disclosed have received confidential treatment. As publicly disclosed, a Major Transaction includes a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or any other event following which the holders of Common Stock immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (i) no longer hold a majority of the shares of Common Stock or (ii) no longer have the ability to elect a majority of the Board.

2014 Omnibus Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2014 Omnibus Incentive Plan, effective as of February 19, 2014, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially result in a “Change in Control.” A Change in Control means any event so determined by the Board and that also constitutes a “change in the ownership or effective control” of the Company or change in “ownership of a substantial portion of the assets” of the Company within the meaning of Internal Revenue Code Section 409A(a)(2)(A)(v) (provided, that the Board may specify a definition of Change in Control in an award agreement that is not inconsistent with this definition of Change in Control), and, accordingly, the Board may so determine that Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 qualifies. In the event of a Change in Control, the Compensation Committee of the Board can accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions in an award, waive any restriction or other provision of the plan or an award or otherwise amend or modify an award in any manner that is, in either case, (i) not materially adverse to the participant to whom such award was granted, (ii) consented to by such participant or (iii) authorized by section 15(c) of the plan; provided, however, that subject to certain exceptions, no such action shall permit the term of any option or stock appreciation right to be greater than ten (10) years from its grant date.

2004 Equity Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the Company’s 2004 Equity Incentive Plan, as amended on December 20, 2011, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially result in a “Change in Control” within the meaning of the 2004 Equity Incentive Plan.

Examples of transactions or events that the Board may treat as Changes in Control are: (i) any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 50% or more of the total combined voting power or value of the Company, or (ii) as a result of or in connection with a contested election of Company directors, the persons who were Company directors immediately before the election cease to constitute a majority of the Board. Accordingly, the Board could potentially provide that the passage of Proposal 1 without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 constitute a Change in Control.

In connection with a Change in Control, notwithstanding any other provision of the plan, the Board may, but need not, take any one or more of the following actions. The Board may, in its sole discretion, provide that the vesting of any or all award shares subject to vesting or a right of repurchase shall accelerate or lapse, as the case may be. If the Board exercises such discretion with respect to options, such options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Board determines, and if such options are not exercised prior to the consummation of the event, they shall terminate at such time as determined by the Board. The Board need not have adopted the same rules for each award or each awardee. Subject to any greater rights granted to participants as described under the foregoing provisions, any outstanding awards shall be treated as provided in any applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets, as the case may be. In addition, the Board may extend the date for the exercise of awards (but not beyond their original expiration date). The Board need not adopt the same rules for each award or each awardee.

Different rules apply under the 2004 Equity Incentive Plan in respect of individuals who are non-employee directors. In the event of a Change in Control while the awardee remains a non-employee director, the shares at the time subject to each outstanding option held by such awardee pursuant to the plan, but not otherwise vested, shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares as fully vested shares and may be exercised for any or all of those vested shares. Each such option shall remain exercisable for such fully vested Shares until the expiration or sooner termination of the option term in connection with a Change in Control.

Employee Stock Purchase Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2004 Employee Stock Purchase Plan, as amended on February 19, 2014, the Proposals are not likely to result in the immediate termination of the “Offering Period” thereunder. Each Offering Period consists of four (4) six (6)-month purchase periods during which payroll deductions of the participants are accumulated under the plan. In the event of, among other things, a merger in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, each purchase right under the plan shall be assumed or an equivalent purchase right shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the successor corporation does not agree to assume the option or to substitute an equivalent purchase right, in which case the Board may determine, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Period then in progress by setting a new purchase date.

Management Continuity Agreements

Further based on a review of the Company’s public filings with the SEC, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially trigger change in control payments under the May 2014 form of Management Continuity Agreement entered into with executive officers of the Company.

The Management Continuity Agreement provides, among other things, that in the event an executive officer is subject to an involuntary termination (a termination by the Company without “Cause” or by the executive for “Good Reason,” as those terms are defined in the Management Continuity Agreements) within ninety (90) days before or twenty-four (24) months following a “change in control”, the executive officer is entitled to receive: (i) 100% vesting acceleration of such officer’s unvested Company equity awards; (ii) subject to execution of a release of claims, severance payments for a period of twelve (12) months (if the officer is the chief executive officer) or twenty-four (24) months (if the officer is not the chief executive officer) equal to the base salary which the officer was receiving immediately prior to the change in control (or immediately prior to the termination, if greater); (iii) a lump sum payment equal to two (2) times (if such officer is the chief executive officer) or equal to (if the officer is not the chief executive officer) such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs; and (iv) payment by the Company of the full cost of the health insurance benefits provided to such officers immediately prior to the change in control through the earlier of the end of the severance period or until such officer is no longer eligible for such benefits under applicable law. If the foregoing payments and benefits are subject to the “golden parachute” excise tax under the Internal Revenue Code, they will be reduced if and to the extent doing so would cause the executive to retain a greater amount on an after-tax basis.

Filed Agreements

We have not independently verified if the copies of the agreements discussed above in this section of the Solicitation Statement titled “Certain Effects Related to This Solicitation” (collectively, the “Filed Agreements”) and publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection the Proposals. The discussion of the potential impact of the Proposals is based entirely upon our review of the Filed Agreements and the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

OTHER MATTERS

The principal executive offices of the Company are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Starboard does not have any knowledge that would indicate that any statement contained herein that is based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

According to Depomed’s 2016 Annual Meeting proxy statement, shareholders who wish to submit proposals for inclusion in the Company’s proxy statement for the 2017 Annual Meeting of Shareholders  must submit such proposals so as to be received by Depomed at 7999 Gateway Blvd., Suite 300, Newark, California 94560, on or before December 15, 2016.

In addition, according to Depomed’s proxy statement for the Annual Meeting, the Company’s nominating and corporate governance committee will consider written proposals from shareholders for nominees for director. Any such nominations should be submitted to the nominating and corporate governance committee c/o the Secretary of the Company and should include (at a minimum) the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected); (b) the name(s) and address(es) of the shareholder(s) making the nomination and the number of shares of Common Stock which are owned beneficially and of record by such shareholder(s); and (c) appropriate biographical information and a statement as to the qualifications of the nominee, and should be submitted in the time frame described in the Bylaws. Pursuant to the Bylaws, to be timely, a shareholder’s notice shall be delivered to the Company Secretary at the principal executive offices of the Company not less than one-hundred-twenty (120) or more than one-hundred-fifty (150) days prior to the first anniversary of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of shareholders.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at Depomed’s 2017 Annual Meeting is based on information contained in Depomed’s 2016 proxy statement and Bylaws. The incorporation of this information in the Solicitation Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, EXECUTE AND DATE THE ENCLOSED SPECIAL MEETING REQUEST FORM AND THE ACCOMPANYING WHITE PROXY CARD AS SOON AS POSSIBLE. IF YOU HOLD ANY OF YOUR SHARES THROUGH A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, PLEASE ARRANGE TO HAVE SUCH DTC PARTICIPANT(S) RETURN THE EXECUTED CEDE & CO. MEETING REQUEST ALONG WITH THEIR EXECUTED VERIFICATION LETTER TO YOU BY FOLLOWING THE PROCEDURES SET FORTH IN THE SECTION OF THIS SOLICITATION STATEMENT TITLED “PROCEDURES FOR ARRANGING FOR EXECUTION OF CEDE & CO. MEETING REQUESTS AND VERIFICATION LETTERS”. YOU SHOULD MAIL YOUR EXECUTED SPECIAL MEETING REQUEST FORM, WHITE PROXY CARD, CEDE & CO. MEETING REQUEST AND VERIFICATION LETTER TO OKAPI IN THE ENCLOSED POSTAGE-PAID ENVELOPE (TO THE ADDRESS SET FORTH ON THE ENVELOPE, WHICH IS SAME AS THE ADDRESS AT THE BOTTOM OF THIS PAGE).

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Okapi, Starboard’s proxy solicitor, at the following address and telephone numbers:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: (877) 274-8654
E-mail: info@okapipartners.com

IT IS IMPORTANT THAT YOU COMPLETE, SIGN AND DATE THE ENCLOSED SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARD PROMPTLY, ARRANGE FOR THE RETURN TO YOU BY YOUR DTC PARTICIPANT OF THE EXECUTED CEDE & CO. MEETING REQUEST AND THEIR EXECUTED VERIFICATION LETTER, AND SEND ALL FOUR DOCUMENTS TO OKAPI IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE LP

August [ ], 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO (2) YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	132,414	02/17/2016
Purchase of Common Stock	21,970	02/17/2016
Purchase of Common Stock	103,538	02/17/2016
Purchase of Common Stock	17,179	02/17/2016
Purchase of Common Stock	77,793	02/18/2016
Purchase of Common Stock	12,907	02/18/2016
Purchase of Common Stock	168,024	02/18/2016
Purchase of Common Stock	27,878	02/18/2016
Purchase of Common Stock	102,621	02/19/2016
Purchase of Common Stock	17,027	02/19/2016
Purchase of Common Stock	143,887	02/19/2016
Purchase of Common Stock	23,874	02/19/2016
Purchase of Common Stock	2,648	02/22/2016
Purchase of Common Stock	439	02/22/2016
Purchase of Common Stock	109,062	02/22/2016
Purchase of Common Stock	18,096	02/22/2016
Purchase of Common Stock	234,372	02/23/2016
Purchase of Common Stock	38,887	02/23/2016
Purchase of Common Stock	343,627	02/23/2016
Purchase of Common Stock	57,014	02/23/2016

Purchase of Common Stock	29,793	02/24/2016
Purchase of Common Stock	4,943	02/24/2016
Purchase of Common Stock	122,058	02/24/2016
Purchase of Common Stock	20,252	02/24/2016
Purchase of Common Stock	85,337	02/24/2016
Purchase of Common Stock	14,159	02/24/2016
Purchase of Common Stock	114,737	02/24/2016
Purchase of Common Stock	19,037	02/24/2016
Purchase of Common Stock	77,728	02/25/2016
Purchase of Common Stock	12,896	02/25/2016
Purchase of Common Stock	88,915	02/25/2016
Purchase of Common Stock	14,753	02/25/2016
Purchase of Cash-Settled Total Return Swap	215,173	03/14/2016
Sale of Common Stock	(215,173)	03/14/2016
Purchase of Cash-Settled Total Return Swap	35,701	03/14/2016
Sale of Common Stock	(35,701)	03/14/2016
Purchase of Cash-Settled Total Return Swap	397,242	03/15/2016
Sale of Common Stock	(397,242)	03/15/2016
Purchase of Cash-Settled Total Return Swap	65,910	03/15/2016
Sale of Common Stock	(65,910)	03/15/2016
Purchase of Cash-Settled Total Return Swap	264,828	03/16/2016
Sale of Common Stock	(264,828)	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,940	03/16/2016
Sale of Common Stock	(43,940)	03/16/2016
Purchase of Common Stock	66,207	03/16/2016
Purchase of Common Stock	10,998	03/16/2016
Purchase of Cash-Settled Total Return Swap	331,035	03/23/2016
Sale of Common Stock	(331,035)	03/23/2016
Purchase of Cash-Settled Total Return Swap	54,929	03/23/2016

Sale of Common Stock	(54,929)	03/23/2016
Purchase of Common Stock	51,024	03/28/2016
Purchase of Common Stock	8,476	03/28/2016
Purchase of Common Stock	84,414	03/28/2016
Purchase of Common Stock	14,022	03/28/2016
Purchase of Common Stock	129,390	03/28/2016
Purchase of Common Stock	21,494	03/28/2016
Purchase of Common Stock	132,414	03/28/2016
Purchase of Common Stock	21,996	03/28/2016
Purchase of Common Stock	160,869	03/29/2016
Purchase of Common Stock	26,723	03/29/2016
Purchase of Common Stock	19,549	03/29/2016
Purchase of Common Stock	3,248	03/29/2016
Purchase of Common Stock	84,411	03/29/2016
Purchase of Common Stock	14,022	03/29/2016
Purchase of Common Stock	215,173	03/30/2016
Purchase of Common Stock	35,743	03/30/2016
Purchase of Common Stock	115,862	03/30/2016
Purchase of Common Stock	19,247	03/30/2016
Purchase of Common Stock	3,255	03/31/2016
Purchase of Common Stock	541	03/31/2016
Purchase of Common Stock	62,952	03/31/2016
Purchase of Common Stock	10,457	03/31/2016
Purchase of Common Stock	99,311	03/31/2016
Purchase of Common Stock	16,497	03/31/2016
Purchase of Common Stock	3,284	04/01/2016

Purchase of Common Stock	548	04/01/2016
Purchase of Common Stock	45,979	04/01/2016
Purchase of Common Stock	7,662	04/01/2016
Purchase of Common Stock	59,117	04/04/2016
Purchase of Common Stock	9,852	04/04/2016
Purchase of Common Stock	22,990	04/04/2016
Purchase of Common Stock	3,831	04/04/2016
Purchase of Common Stock	124,802	04/04/2016
Purchase of Common Stock	20,798	04/04/2016
Purchase of Common Stock	52,548	04/05/2016
Purchase of Common Stock	8,757	04/05/2016
Purchase of Common Stock	28,836	04/05/2016
Purchase of Common Stock	4,805	04/05/2016
Purchase of Common Stock	214,199	04/05/2016
Purchase of Common Stock	35,695	04/05/2016
Purchase of Common Stock	29,558	04/06/2016
Purchase of Common Stock	4,926	04/06/2016
Purchase of Common Stock	118,233	04/06/2016
Purchase of Common Stock	19,703	04/06/2016
Purchase of Common Stock	82,106	04/06/2016
Purchase of Common Stock	13,682	04/06/2016
Purchase of Common Stock	32,843	04/07/2016
Purchase of Common Stock	231,725	04/07/2016
Sale of Cash-Settled Total Return Swap	(231,725)	04/07/2016
Purchase of Common Stock	5,473	04/07/2016
Purchase of Common Stock	38,448	04/07/2016

Sale of Cash-Settled Total Return Swap	(38,448)	04/07/2016
Sale of Cash-Settled Total Return Swap	(264,828)	04/08/2016
Purchase of Common Stock	264,828	04/08/2016
Sale of Cash-Settled Total Return Swap	(43,941)	04/08/2016
Purchase of Common Stock	43,941	04/08/2016
Sale of Cash-Settled Total Return Swap	(198,621)	04/11/2016
Purchase of Common Stock	198,621	04/11/2016
Sale of Cash-Settled Total Return Swap	(32,956)	04/11/2016
Purchase of Common Stock	32,956	04/11/2016
Sale of Cash-Settled Total Return Swap	(264,828)	04/12/2016
Purchase of Common Stock	264,828	04/12/2016
Sale of Cash-Settled Total Return Swap	(43,941)	04/12/2016
Purchase of Common Stock	43,941	04/12/2016
Purchase of Common Stock	99,310	04/13/2016
Sale of Cash-Settled Total Return Swap	(99,310)	04/13/2016
Purchase of Common Stock	16,478	04/13/2016
Sale of Cash-Settled Total Return Swap	(16,478)	04/13/2016
Purchase of Common Stock	148,966	04/14/2016
Sale of Cash-Settled Total Return Swap	(148,966)	04/14/2016
Purchase of Common Stock	24,716	04/14/2016
Sale of Cash-Settled Total Return Swap	(24,716)	04/14/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	15,660	02/17/2016
Purchase of Common Stock	2,600	02/17/2016
Purchase of Common Stock	12,245	02/17/2016

Purchase of Common Stock	2,033	02/17/2016
Purchase of Common Stock	9,200	02/18/2016
Purchase of Common Stock	1,528	02/18/2016
Purchase of Common Stock	19,871	02/18/2016
Purchase of Common Stock	3,299	02/18/2016
Purchase of Common Stock	12,136	02/19/2016
Purchase of Common Stock	2,015	02/19/2016
Purchase of Common Stock	17,017	02/19/2016
Purchase of Common Stock	2,825	02/19/2016
Purchase of Common Stock	313	02/22/2016
Purchase of Common Stock	52	02/22/2016
Purchase of Common Stock	12,898	02/22/2016
Purchase of Common Stock	2,141	02/22/2016
Purchase of Common Stock	27,718	02/23/2016
Purchase of Common Stock	4,602	02/23/2016
Purchase of Common Stock	40,639	02/23/2016
Purchase of Common Stock	6,747	02/23/2016
Purchase of Common Stock	3,523	02/24/2016
Purchase of Common Stock	585	02/24/2016
Purchase of Common Stock	14,435	02/24/2016
Purchase of Common Stock	2,397	02/24/2016
Purchase of Common Stock	10,092	02/24/2016
Purchase of Common Stock	1,676	02/24/2016
Purchase of Common Stock	13,569	02/24/2016
Purchase of Common Stock	2,253	02/24/2016

Purchase of Common Stock	9,192	02/25/2016
Purchase of Common Stock	1,526	02/25/2016
Purchase of Common Stock	10,516	02/25/2016
Purchase of Common Stock	1,746	02/25/2016
Purchase of Cash-Settled Total Return Swap	25,447	03/14/2016
Sale of Common Stock	(25,447)	03/14/2016
Purchase of Cash-Settled Total Return Swap	4,225	03/14/2016
Sale of Common Stock	(4,225)	03/14/2016
Purchase of Cash-Settled Total Return Swap	46,979	03/15/2016
Sale of Common Stock	(46,979)	03/15/2016
Purchase of Cash-Settled Total Return Swap	7,800	03/15/2016
Sale of Common Stock	(7,800)	03/15/2016
Purchase of Cash-Settled Total Return Swap	31,320	03/16/2016
Sale of Common Stock	(31,320)	03/16/2016
Purchase of Cash-Settled Total Return Swap	5,200	03/16/2016
Sale of Common Stock	(5,200)	03/16/2016
Purchase of Common Stock	7,743	03/16/2016
Purchase of Common Stock	1,287	03/16/2016
Purchase of Cash-Settled Total Return Swap	39,124	03/23/2016
Sale of Common Stock	(39,124)	03/23/2016
Purchase of Cash-Settled Total Return Swap	6,496	03/23/2016
Sale of Common Stock	(6,496)	03/23/2016
Purchase of Common Stock	5,967	03/28/2016
Purchase of Common Stock	992	03/28/2016
Purchase of Common Stock	9,872	03/28/2016
Purchase of Common Stock	1,641	03/28/2016
Purchase of Common Stock	15,132	03/28/2016
Purchase of Common Stock	2,515	03/28/2016
Purchase of Common Stock	15,486	03/28/2016
Purchase of Common Stock	2,574	03/28/2016

Purchase of Common Stock	18,814	03/29/2016
Purchase of Common Stock	3,127	03/29/2016
Purchase of Common Stock	2,286	03/29/2016
Purchase of Common Stock	380	03/29/2016
Purchase of Common Stock	9,872	03/29/2016
Purchase of Common Stock	1,641	03/29/2016
Purchase of Common Stock	25,165	03/30/2016
Purchase of Common Stock	4,183	03/30/2016
Purchase of Common Stock	13,550	03/30/2016
Purchase of Common Stock	2,252	03/30/2016
Purchase of Common Stock	381	03/31/2016
Purchase of Common Stock	63	03/31/2016
Purchase of Common Stock	7,362	03/31/2016
Purchase of Common Stock	1,224	03/31/2016
Purchase of Common Stock	11,614	03/31/2016
Purchase of Common Stock	1,930	03/31/2016
Purchase of Common Stock	396	04/01/2016
Purchase of Common Stock	66	04/01/2016
Purchase of Common Stock	5,542	04/01/2016
Purchase of Common Stock	928	04/01/2016
Purchase of Common Stock	7,125	04/04/2016
Purchase of Common Stock	1,193	04/04/2016
Purchase of Common Stock	2,771	04/04/2016
Purchase of Common Stock	464	04/04/2016
Purchase of Common Stock	15,042	04/04/2016

Purchase of Common Stock	2,519	04/04/2016
Purchase of Common Stock	6,334	04/05/2016
Purchase of Common Stock	1,061	04/05/2016
Purchase of Common Stock	3,475	04/05/2016
Purchase of Common Stock	582	04/05/2016
Purchase of Common Stock	25,817	04/05/2016
Purchase of Common Stock	4,324	04/05/2016
Purchase of Common Stock	3,563	04/06/2016
Purchase of Common Stock	597	04/06/2016
Purchase of Common Stock	14,251	04/06/2016
Purchase of Common Stock	2,387	04/06/2016
Purchase of Common Stock	9,896	04/06/2016
Purchase of Common Stock	1,658	04/06/2016
Purchase of Common Stock	3,958	04/07/2016
Purchase of Common Stock	27,400	04/07/2016
Sale of Cash-Settled Total Return Swap	(27,400)	04/07/2016
Purchase of Common Stock	663	04/07/2016
Purchase of Common Stock	4,549	04/07/2016
Sale of Cash-Settled Total Return Swap	(4,549)	04/07/2016
Sale of Cash-Settled Total Return Swap	(31,314)	04/08/2016
Purchase of Common Stock	31,314	04/08/2016
Sale of Cash-Settled Total Return Swap	(5,199)	04/08/2016
Purchase of Common Stock	5,199	04/08/2016
Sale of Cash-Settled Total Return Swap	(23,485)	04/11/2016
Purchase of Common Stock	23,485	04/11/2016
Sale of Cash-Settled Total Return Swap	(3,899)	04/11/2016

Purchase of Common Stock	3,899	04/11/2016
Sale of Cash-Settled Total Return Swap	(31,314)	04/12/2016
Purchase of Common Stock	31,314	04/12/2016
Sale of Cash-Settled Total Return Swap	(5,199)	04/12/2016
Purchase of Common Stock	5,199	04/12/2016
Purchase of Common Stock	11,743	04/13/2016
Sale of Cash-Settled Total Return Swap	(11,743)	04/13/2016
Purchase of Common Stock	1,950	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,950)	04/13/2016
Purchase of Common Stock	17,614	04/14/2016
Sale of Cash-Settled Total Return Swap	(17,614)	04/14/2016
Purchase of Common Stock	2,925	04/14/2016
Sale of Cash-Settled Total Return Swap	(2,925)	04/14/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	8,700	02/17/2016
Purchase of Common Stock	1,430	02/17/2016
Purchase of Common Stock	6,803	02/17/2016
Purchase of Common Stock	1,118	02/17/2016
Purchase of Common Stock	5,111	02/18/2016
Purchase of Common Stock	840	02/18/2016
Purchase of Common Stock	11,040	02/18/2016
Purchase of Common Stock	1,815	02/18/2016
Purchase of Common Stock	6,743	02/19/2016
Purchase of Common Stock	1,108	02/19/2016

Purchase of Common Stock	9,453	02/19/2016
Purchase of Common Stock	1,554	02/19/2016
Purchase of Common Stock	174	02/22/2016
Purchase of Common Stock	29	02/22/2016
Purchase of Common Stock	7,166	02/22/2016
Purchase of Common Stock	1,178	02/22/2016
Purchase of Common Stock	15,399	02/23/2016
Purchase of Common Stock	2,531	02/23/2016
Purchase of Common Stock	22,578	02/23/2016
Purchase of Common Stock	3,711	02/23/2016
Purchase of Common Stock	1,958	02/24/2016
Purchase of Common Stock	322	02/24/2016
Purchase of Common Stock	8,020	02/24/2016
Purchase of Common Stock	1,318	02/24/2016
Purchase of Common Stock	5,607	02/24/2016
Purchase of Common Stock	921	02/24/2016
Purchase of Common Stock	7,539	02/24/2016
Purchase of Common Stock	1,239	02/24/2016
Purchase of Common Stock	5,107	02/25/2016
Purchase of Common Stock	840	02/25/2016
Purchase of Common Stock	5,842	02/25/2016
Purchase of Common Stock	960	02/25/2016
Purchase of Cash-Settled Total Return Swap	14,138	03/14/2016
Purchase of Cash-Settled Total Return Swap	2,324	03/14/2016
Sale of Common Stock	(14,138)	03/14/2016
Sale of Common Stock	(2,324)	03/14/2016
Purchase of Cash-Settled Total Return Swap	26,101	03/15/2016

Purchase of Cash-Settled Total Return Swap	4,290	03/15/2016
Sale of Common Stock	(26,101)	03/15/2016
Sale of Common Stock)	(4,290)	03/15/2016
Purchase of Cash-Settled Total Return Swap	17,400	03/16/2016
Purchase of Cash-Settled Total Return Swap	2,860	03/16/2016
Sale of Common Stock	(17,400)	03/16/2016
Sale of Common Stock	(2,860)	03/16/2016
Purchase of Common Stock	4,350	03/16/2016
Purchase of Common Stock	715	03/16/2016
Purchase of Cash-Settled Total Return Swap	21,750	03/23/2016
Purchase of Cash-Settled Total Return Swap	3,575	03/23/2016
Sale of Common Stock	(21,750)	03/23/2016
Sale of Common Stock	(3,575)	03/23/2016
Purchase of Common Stock	3,353	03/28/2016
Purchase of Common Stock	551	03/28/2016
Purchase of Common Stock	5,546	03/28/2016
Purchase of Common Stock	912	03/28/2016
Purchase of Common Stock	8,501	03/28/2016
Purchase of Common Stock	1,397	03/28/2016
Purchase of Common Stock	8,700	03/28/2016
Purchase of Common Stock	1,430	03/28/2016
Purchase of Common Stock	10,569	03/29/2016
Purchase of Common Stock	1,737	03/29/2016
Purchase of Common Stock	1,284	03/29/2016
Purchase of Common Stock	211	03/29/2016
Purchase of Common Stock	5,546	03/29/2016
Purchase of Common Stock	911	03/29/2016
Purchase of Common Stock	14,137	03/30/2016

Purchase of Common Stock	2,324	03/30/2016
Purchase of Common Stock	7,613	03/30/2016
Purchase of Common Stock	1,251	03/30/2016
Purchase of Common Stock	214	03/31/2016
Purchase of Common Stock	35	03/31/2016
Purchase of Common Stock	4,136	03/31/2016
Purchase of Common Stock	680	03/31/2016
Purchase of Common Stock	6,525	03/31/2016
Purchase of Common Stock	1,073	03/31/2016
Purchase of Common Stock	218	04/01/2016
Purchase of Common Stock	36	04/01/2016
Purchase of Common Stock	3,045	04/01/2016
Purchase of Common Stock	510	04/01/2016
Purchase of Common Stock	3,915	04/04/2016
Purchase of Common Stock	655	04/04/2016
Purchase of Common Stock	1,522	04/04/2016
Purchase of Common Stock	255	04/04/2016
Purchase of Common Stock	8,265	04/04/2016
Purchase of Common Stock	1,383	04/04/2016
Purchase of Common Stock	3,480	04/05/2016
Purchase of Common Stock	582	04/05/2016
Purchase of Common Stock	1,910	04/05/2016
Purchase of Common Stock	320	04/05/2016
Purchase of Common Stock	14,185	04/05/2016
Purchase of Common Stock	2,374	04/05/2016
Purchase of Common Stock	1,957	04/06/2016

Purchase of Common Stock	327	04/06/2016
Purchase of Common Stock	7,830	04/06/2016
Purchase of Common Stock	1,310	04/06/2016
Purchase of Common Stock	5,438	04/06/2016
Purchase of Common Stock	910	04/06/2016
Purchase of Common Stock	2,175	04/07/2016
Purchase of Common Stock	15,225	04/07/2016
Sale of Cash-Settled Total Return Swap	(15,225)	04/07/2016
Purchase of Common Stock	364	04/07/2016
Purchase of Common Stock	2,503	04/07/2016
Sale of Cash-Settled Total Return Swap	(2,503)	04/07/2016
Sale of Cash-Settled Total Return Swap	(17,400)	04/08/2016
Purchase of Common Stock	17,400	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,860)	04/08/2016
Purchase of Common Stock	2,860	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,145)	04/11/2016
Purchase of Common Stock	2,145	04/11/2016
Sale of Cash-Settled Total Return Swap	(13,051)	04/11/2016
Purchase of Common Stock	13,051	04/11/2016
Sale of Cash-Settled Total Return Swap	(17,400)	04/12/2016
Purchase of Common Stock	17,400	04/12/2016
Sale of Cash-Settled Total Return Swap	(2,860)	04/12/2016
Purchase of Common Stock	2,860	04/12/2016
Purchase of Common Stock	6,525	04/13/2016
Sale of Cash-Settled Total Return Swap	(6,525)	04/13/2016

Purchase of Common Stock	1,072	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,072)	04/13/2016
Purchase of Common Stock	9,788	04/14/2016
Sale of Cash-Settled Total Return Swap	(9,788)	04/14/2016
Purchase of Common Stock	1,609	04/14/2016
Sale of Cash-Settled Total Return Swap	(1,609)	04/14/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	17,226	02/17/2016
Purchase of Common Stock	13,469	02/17/2016
Purchase of Common Stock	21,859	02/18/2016
Purchase of Common Stock	10,121	02/18/2016
Purchase of Common Stock	13,350	02/19/2016
Purchase of Common Stock	18,719	02/19/2016
Purchase of Common Stock	14,188	02/22/2016
Purchase of Common Stock	345	02/22/2016
Purchase of Common Stock	30,490	02/23/2016
Purchase of Common Stock	44,703	02/23/2016
Purchase of Common Stock	3,876	02/24/2016
Purchase of Common Stock	15,879	02/24/2016
Purchase of Common Stock	11,102	02/24/2016
Purchase of Common Stock	14,926	02/24/2016
Purchase of Common Stock	10,112	02/25/2016
Purchase of Common Stock	11,567	02/25/2016
Purchase of Cash-Settled Total Return Swap	27,992	03/14/2016
Sale of Common Stock	(27,992)	03/14/2016

Purchase of Cash-Settled Total Return Swap	51,678	03/15/2016
Sale of Common Stock	(51,678)	03/15/2016
Purchase of Cash-Settled Total Return Swap	34,452	03/16/2016
Purchase of Common Stock	8,700	03/16/2016
Sale of Common Stock	(34,452)	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,091	03/23/2016
Sale of Common Stock	(43,091)	03/23/2016
Purchase of Common Stock	11,093	03/28/2016
Purchase of Common Stock	17,003	03/28/2016
Purchase of Common Stock	6,705	03/28/2016
Purchase of Common Stock	17,400	03/28/2016
Purchase of Common Stock	11,092	03/29/2016
Purchase of Common Stock	21,139	03/29/2016
Purchase of Common Stock	2,569	03/29/2016
Purchase of Common Stock	15,225	03/30/2016
Purchase of Common Stock	28,275	03/30/2016
Purchase of Common Stock	428	03/31/2016
Purchase of Common Stock	13,050	03/31/2016
Purchase of Common Stock	8,272	03/31/2016
Purchase of Common Stock	6,334	04/01/2016
Purchase of Common Stock	452	04/01/2016
Purchase of Common Stock	17,191	04/04/2016
Purchase of Common Stock	8,143	04/04/2016
Purchase of Common Stock	3,167	04/04/2016
Purchase of Common Stock	7,238	04/05/2016
Purchase of Common Stock	3,972	04/05/2016
Purchase of Common Stock	29,506	04/05/2016

Purchase of Common Stock	11,310	04/06/2016
Purchase of Common Stock	16,286	04/06/2016
Purchase of Common Stock	4,072	04/06/2016
Purchase of Common Stock	4,524	04/07/2016
Purchase of Common Stock	30,150	04/07/2016
Sale of Cash-Settled Total Return Swap	(30,150)	04/07/2016
Sale of Cash-Settled Total Return Swap	(34,458)	04/08/2016
Purchase of Common Stock	34,458	04/08/2016
Sale of Cash-Settled Total Return Swap	(25,843)	04/11/2016
Purchase of Common Stock	25,843	04/11/2016
Sale of Cash-Settled Total Return Swap	(34,458)	04/12/2016
Purchase of Common Stock	34,458	04/12/2016
Purchase of Common Stock	12,922	04/13/2016
Sale of Cash-Settled Total Return Swap	(12,922)	04/13/2016
Purchase of Common Stock	19,382	04/14/2016
Sale of Cash-Settled Total Return Swap	(19,382)	04/14/2016

JAMES P. FOGARTY

Purchase of Common Stock	16,450	04/07/2016

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth information regarding ownership of the Company’s common stock as of March 10, 2016 (or for information based on filings with the SEC as of the dates specified below) by (a) each person known to the Company to own more than 5% of the outstanding shares of the Company’s common stock, (b) each director, (c) each named executive officer and (d) all current directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other information made available to the Company that is deemed reliable.

Name of Beneficial Owner(1)	Aggregate Number of Shares of Common Stock(2)		Number Subject to Convertible Securities Exercisable Within 60 days	Percentage of Common Stock(2)
BlackRock, Inc(3)	6,249,132	(4)	—	10.26%
Senvest Management, LLC(5)	4,385,852	(6)	—	7.20%
The Vanguard Group(7)	4,195,231	(8)	—	6.89%
Invesco Ltd.(9)	3,564,579	(10)	—	5.85%
Oak Ridge Investments, LLC(11)	3,044,921	(12)	—	5.00%
Starboard Value LP(13)	5,640,000	(14)	—	9.26%
James A. Schoeneck(15)	1,296,691		891,591	2.10%
Thadd M. Vargas	367,304		214,747	*
Matthew M. Gosling	331,758		278,082	*
August J. Moretti	321,850		295,531	*
Peter D. Staple	219,556		137,054	*
David B. Zenoff	184,152		162,054	*
Karen A. Dawes	157,719		147,054	*
Srinivas G. Rao, MD	86,072		79,163	*
R. Scott Shively	82,261		79,531	*
Samuel R. Saks, M.D.	75,784		72,887	*
Vicente Anido, Jr., Ph.D.	72,056		69,554	*
Louis J. Lavigne, Jr.	47,889		45,387	*
All current directors & executive officers as a group (12 persons)	3,243,091		2,472,634	5.12%

____________________

*Less than one percent

(1)	Except as otherwise indicated, the address of each beneficial owner listed in the table is Depomed, Inc., 7999 Gateway Blvd., Suite 300, Newark, California 94560.

(2)
Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days. Percentage ownership is based on 60,913,101 shares of the Company’s common stock outstanding as of March 10, 2016. Shares of common stock subject to stock options and restricted stock units vesting on or before May 9, 2016 (within 60 days of March 10, 2016) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3)	The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

(4)
Includes (i) 6,120,873 shares of common stock as to which BlackRock, Inc. has sole voting power and (ii) 6,249,132 shares of common stock as to which BlackRock, Inc. has sole dispositive power. This information was obtained from the Schedule 13G filed on January 8, 2016 with the SEC by BlackRock, Inc.

(5)
The address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The address of Richard Mashaal (who is the managing member of the Senvest Management, LLC) is c/o Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(6)
Represents 4,385,852 shares of common stock as to which Senvest Management, LLC has shared voting and shared dispositive power. This information was obtained from the Schedule 13G/A filed on February 12, 2016 with the SEC by Senvest Management, LLC and Richard Mashaal.

(7)	The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(8)
Includes (i) 131,783 shares of common stock as to which The Vanguard Group has voting power, (ii) 4,063,048 shares of common stock as to which The Vanguard Group has sole dispositive power, (iii) 4,100 shares of common stock as to which The Vanguard Group has shared voting power and (iv) 132,183 shares of common stock as to which The Vanguard Group has shared dispositive power. This information was obtained from the Schedule 13G filed on February 11, 2016 with the SEC by The Vanguard Group.

II-1

(9)	The address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, Georgia 30309.

(10)
Represents 3,564,579 shares of common stock as to which Invesco Ltd. has sole voting power and sole dispositive power. This information was obtained from the Schedule 13G filed on February 8, 2016 with the SEC by Invesco Ltd.

(11)	The address of Oak Ridge Investments, LLC is 10 LaSalle Street, Suite 1900, Chicago, Illinois 60603.

(12)
Includes (i) 2,832,156 shares of common stock as to which Oak Ridge Investments LLC has sole voting power, (ii) 2,987,318 shares of common stock as to which Oak Ridge Investments LLC has sole dispositive power and (iii) 57,603 shares of common stock as to which Oak Ridge Investments LLC has shared dispositive power. This information was obtained from the Schedule 13G filed on February 3, 2016 with the SEC by Oak Ridge Investments, LLC.

(13)	The address for Starboard Value LP is 777 Third Avenue, 18th Floor, New York, New York 10017.

(14)
Represents 5,640,000 shares of common stock as to which Starboard Value LP has sole voting power and sole dispositive power. This information was obtained from Schedule 13D filed on April 7, 2016 and Schedule 13D/A filed on April 12, 2016 by Starboard Value LP and certain of its affiliates.

(15)	Includes 221,306 shares of common stock held in Mr. Schoeneck’s family trust and over which Mr. Schoeneck has shared voting power and shared dispositive power.

II-2

EXHIBIT A

***SUBJECT TO COMPLETION BY REQUESTING SHAREHOLDER***

FORM OF SPECIAL MEETING REQUEST FORM

Via Registered Mail and Personal Delivery

DEPOMED, INC.
7999 Gateway Blvd., Suite 300
Newark, California 94560
Attention: Any Designated Officer

Re: Request for Special Meeting of Shareholders of Depomed, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 2(d) of the Company’s Amended and Restated Bylaws, effective July 12, 2015 (the “Bylaws”), this letter constitutes a Special Meeting Request (as defined in the Bylaws) (such letter, the “Special Meeting Request Form”) of the undersigned holder (the “Requesting Shareholder”) of shares of common stock, no par value, of the Company (“Common Stock”) requesting that a Designated Officer (as defined in the Bylaws) call a special meeting of the Company’s shareholders (the “Special Meeting”) for the purposes and the matters proposed to be acted on at the Special Meeting as set forth in the solicitation statement (the “Solicitation Statement”) filed by Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and the other Participants (as defined in the Solicitation Statement) in its solicitation (collectively, “Starboard”) with the Securities and Exchange Committee on August [  ], 2016, including the Proposals (as defined in the Solicitation Statement) set forth in full under the section titled “Our Plans for the Special Meeting” of the Solicitation Statement, which Proposals are incorporated herein by reference as if set forth in full herein.

The Requesting Shareholder is making this request because the Requesting Shareholder believes adoption of the Proposals will greatly improve the composition of the Board in order to enhance shareholder value. The Requesting Shareholder is hereby signing this Special Meeting Request Form to be submitted to a Designated Officer by registered mail and personal delivery within thirty (30) days after the Request Record Date (as defined in the Solicitation Statement), and requests that the Special Meeting be held on [—] and at [—], which, in accordance with the General Corporation Law of the California Corporations Code (“CGCL”) and the Bylaws, is no less than thirty-five (35) nor more than sixty (60) days from the Company’s receipt of Special Meeting Request Forms from the holders of shares of Common Stock entitled to cast not less than 10% of the votes at the Special Meeting.

The information in Attachment A and Appendix 1, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein. In addition, the information in the Solicitation Statement (including its Annexes and Exhibits) and in Special Meeting Request Forms submitted by other Requesting Shareholders, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein, although the Requesting Shareholder (other than Starboard) notes that it did not prepare that information and thus takes no responsibility for its accuracy or completeness.

The Requesting Shareholder hereby represents that (i) such Requesting Shareholder is a holder of record of stock of the Company entitled to vote at the Special Meeting as of the Request Record Date (as defined in the Solicitation Statement), (ii) such Requesting Shareholder intends to appear in person or by proxy at the Special Meeting to propose the Proposals, (iii) such Requesting Shareholder and the beneficial owner will not engage in a solicitation with respect to the Proposals to be proposed at the Special Meeting and do not intend to be and are not part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s stock required to approve the Proposals to be proposed (in person or by proxy) at the Special Meeting (other than Starboard); and (iv) the Requesting Shareholder will notify the Company in writing within five (5) business days after the record date for the Special Meeting to reflect the following information (a) the class or series and number of shares of stock of the Company owned of record by such Requesting Shareholder and any beneficial owner as of the record date for the Special Meeting, (b) the class or series and number of shares of stock of the Company which are beneficially owned1 by such Requesting Shareholder and any beneficial owner or any control person2 (“Control Person”) as of the record date for the Special Meeting, (c) any agreement, arrangement or understanding in effect as of the record date for the Special Meeting with respect to the Proposals between or among such Requesting Shareholder, beneficial owner or Control Person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (regardless of whether the requirement to file a Schedule 13D is applicable), and (d) any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) in effect as of the record date of the Special Meeting that has been entered into by, or on behalf of, such Requesting Shareholder, beneficial owner or Control Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company’s stock, or maintain, increase or decrease the voting power of the Requesting Shareholder, beneficial owner or Control Person with respect to securities of the Company.

1 The Bylaws provide that shares of Common Stock shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

2 The Bylaws define “control person” as each director, executive, managing member or control person of a Requesting Shareholder or beneficial owner if such Requesting Shareholder or beneficial owner is an entity.

Any claim by the Company or its advisors that this Special Meeting Request Form is in any way deficient, and all further correspondence from the Company or its advisors on this matter, should be addressed in a timely fashion to:

•	Patrick McHugh

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
depomed@okapipartners.com

with copies to:

•	Jeffrey C. Smith

Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977
jsmith@starboardvalue.com

and

•	Steve Wolosky
Andrew Freedman

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
swolosky@olshanlaw.com
afreedman@olshanlaw.com

 [Signature page follows]

Sincerely yours,

[insert signature blocks for the persons or entities within the Requesting Shareholder3 that collectively own (beneficially or of record) the shares covered by this Special Meeting Request Form]

Date:

[Signature Page to Special Meeting Request Form]

3 Although not defined in the Bylaws, for this purpose, the Requesting Shareholder is the shareholder of record (on the books of the Company’s transfer agent, Computershare Trust Company, N.A.) of at least one share of Common Stock who or which signs this Special Meeting Request Form and any other beneficial owners of the shares covered by this Special Meeting Request Form (including any person or entity who or which has or shares the power to vote or direct the voting of or the power to dispose or direct the disposition of those shares). Each of the foregoing persons and entities should sign this Special Meeting Request Form in the space indicated above.

INSTRUCTION SHEET

If you want to complete and submit a Special Meeting Request Form, you should fill out Attachment A and Appendix 1 (which directly follow this Instruction Sheet), sign and date the Special Meeting Request Form on the page preceding this Instruction Sheet, and complete the following steps: 4

1.	Arrange for the DTC participant holding your shares of Common Stock to:

•	fill out a DTC Instruction Letter and Cede & Co. Meeting Request with respect to your shares (in the forms attached as Exhibits B-1 and B-2 to the Solicitation Statement),

•	sign and date the DTC Instruction Letter and deliver it (along with the filled out Cede & Co. Meeting Request) to DTC,

•	once Cede & Co. executes the Cede & Co. Meeting Request, have it delivered back to you and

•	complete, sign and date a Verification Letter with respect to your shares (in the form attached as Exhibit C to the Solicitation Statement) and deliver it to you.

2.	Submit the following items to Okapi Partners LLC (“Okapi), proxy solicitor for Starboard, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, toll-free: (877) 274-8654:

•	this signed and dated Special Meeting Request Form with Attachment A and Appendix 1 completed,

•	the completed, signed and dated Cede & Co. Meeting Request received as discussed above,

•	the completed, signed and dated Verification Letter received as discussed above, and

•	a completed, signed and dated WHITE Proxy Card in the form attached as Exhibit D to the Solicitation Statement.

Okapi will gather all such documents and coordinate the submission of such materials on behalf of the Requesting Shareholders to the Company.

If you have questions on how to fill out this Special Meeting Request Form or how to answer any of the questions in Attachment A or Appendix 1 below, please contact either of the individuals listed below:

Patrick McHugh
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
depomed@okapipartners.com

Steve Wolosky
Andrew Freedman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
swolosky@olshanlaw.com
afreedman@olshanlaw.com

4 If you are not already a shareholder of record and want to submit a Special Meeting Request Form, you must first arrange (through transfer or purchase) to become a shareholder of record of at least one share of Common Stock. If you need assistance in doing that, please contact Okapi at (212) 297-0720.

ATTACHMENT A
REQUESTING SHAREHOLDER INFORMATION

REQUESTING SHAREHOLDER INFORMATION
TO BE DELIVERED AS PART OF A SPECIAL MEETING REQUEST FORM

1.	The name and address of the Requesting Shareholder, as they appear on the Company’s books, and the name and address of any beneficial owner are set forth below. 5

(Please make sure that the Requesting Shareholder signing this Special Meeting Request Form includes a shareholder of record of at least one share of Common Stock and that the name and address you use for that shareholder below is exactly as the name and address appears on the books of the transfer agent, Computershare Trust Company, N.A.)

In addition, the Requesting Shareholder notes that shares of Common Stock held beneficially but not of record by the Requesting Shareholder are held by Cede & Co., c/o DTC – Transfer Operation Dept, 570 Washington Blvd FL 1, Jersey City 08857.

2.
The class or series and number of shares of Common Stock which (i) are owned of record by the Requested Shareholding and such beneficial owner as of the date of the Special Meeting Request Form and (ii) if such Requesting Shareholder is an entity, are beneficially owned by any Control Person as of the date of the Special Meeting Request Form are set forth below.

(Include for this purpose any shares you have a right to acquire, whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both.)

3.
The following is a description of any agreement, arrangement or understanding with respect to the Proposals to be proposed at the Special Meeting between or among the Requesting Shareholder, beneficial owner or Control Person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of the Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable)6:

4.
The following is a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Special Meeting Request Form by, or on behalf of, the Requesting Shareholder, beneficial owner or Control Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company’s stock, or maintain, increase or decrease the voting power of the Requesting Shareholder, beneficial owner or Control Person with respect to securities of the Company:

5.
All information relating to the Requesting Shareholder that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act is set forth below, except as otherwise provided elsewhere in this Attachment A or the Special Meeting Request Form, which is incorporated by reference herein.

5 In this Attachment A, references to the Requesting Shareholder are, where the context requires, references to each person or entity included within the Requesting Shareholder as defined in the Special Meeting Request Form.  All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Special Meeting Request Form and/or the Solicitation Statement, as applicable.
6 Other than Starboard, the typical Requesting Shareholder will have no such agreements, arrangements or understandings.

(a)
State the Requesting Shareholder’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

(b)
State whether or not, during the past ten years, the Requesting Shareholder has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case.

(c)
State the amount of each class of any securities of the Company (other than those securities already disclosed above) which the Requesting Shareholder owns beneficially, directly or indirectly, or of record:

(d)
Appendix 1 (which is incorporated herein by reference as if set forth in full herein) sets forth information with respect to all securities of the Company purchased or sold by the Requesting Shareholder within the past two years.

(e)
If any part of the purchase price or market value of any of the shares referred to in Appendix 1 is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties.

(f)
State whether or not the Requesting Shareholder is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

(g)
State the amount of securities of the Company owned beneficially, directly or indirectly, by each of the Requesting Shareholder’s associates and the name and address of each such associate. For purposes of this Special Meeting Request Form, “associate” means (a) any corporation or organization of which any the Requesting Shareholder (or any person or entity within the Requesting Shareholder) is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) any trust or other estate in which the Requesting Shareholder (or any person or entity within the Requesting Shareholder) has a substantial beneficial interest or as to which the Requesting Shareholder (or any person or entity within the Requesting Shareholder) serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of the Requesting Shareholder (or any person or entity within the Requesting Shareholder), or any relative of such spouse, who has the same home as the Requesting Shareholder (or any person or entity within the Requesting Shareholder) or who is a director or officer of the Company or any of its parents or subsidiaries.

(h)	State the amount of each class of securities of any subsidiary of the Company which the Requesting Shareholder owns beneficially, directly or indirectly.

(i)
Describe any transaction, since January 1, 2015, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which the Requesting Shareholder or any of its associates had or will have a direct or indirect material interest. If there are any such transactions, disclose the information that would be required by Item 404(a) of Regulation S-K under the Exchange Act with respect to those transactions.

(j)
State whether or not the Requesting Shareholder or any associates of the Requesting Shareholder have any arrangement or understanding with any person with respect to any future (x) employment by the Company or its affiliates; or (y) transactions to which the Company or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto.

(k)
Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of the Requesting Shareholder in any matter to be acted upon at the Special Meeting to the extent not already disclosed elsewhere herein.

(l)
State any material proceedings in which the Requesting Shareholder or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Important: As set forth in the Special Meeting Request Form, to assure this Special Meeting Request Form remains valid, you must update and supplement the information contained in Request No.’s 2 through 4 above, so that the information provided or required to be provided therein is true and correct as of the record date for the Special Meeting. Please make sure that you deliver any required update or supplement to Okapi as soon as possible, and in any event in time so that Okapi can deliver it to the Company not later than five business days after the record date for the Special Meeting.

APPENDIX 1
PURCHASES AND SALES OF COMPANY SECURITIES BY THE REQUESTING SHAREHOLDER DURING THE PAST TWO YEARS

Trade Date	Buy/Sell	Quantity	Security

EXHIBIT B-1

DTC INSTRUCTION LETTER

REQUEST TO CALL A SPECIAL MEETING

[Participant Letterhead]

Date:

The Depository Trust Company
55 Water Street
New York, NY 10041
Attn: Proxy Department

•	RE:	Depomed, Inc. Common Stock, no par value (CUSIP number 249908104)
(DTC Participant account number: )

Gentlemen:

Please cause your nominee, Cede & Co., to sign the attached written request to call a special meeting of shareholders (the “Cede & Co. Meeting Request”), with respect to              shares of the above-referenced securities credited to our DTC Participant account at                   , 2016.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6, the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Cede & Co. Meeting Request are true and correct, including the following:

1.	The number of shares credited to our DTC Participant account that are beneficially owned by our customer.

2.
There have been no prior requests to DTC and Cede & Co. for the execution of a request similar to the attached Cede & Co. Meeting Request with respect to the shares referred to herein credited to our DTC participant for such customer; and

3.	The purposes for the call of the special meeting are as stated in the attached Cede & Co. Meeting Request.

Please make the Cede & Co. Meeting Request available for pick-up by our contact                     or Federal Express to               (contact:           ). Our Federal Express account number is                                    .

EXHIBIT B-1

Very truly yours,

PARTICIPANT NAME:

By:
(manual signature of authorized person)

Name:

Title:

Medallion Stamp

EXHIBIT B-2

CEDE & CO. MEETING REQUEST

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041

Date

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn: Corporate Secretary

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock of Depomed, Inc. (the “Company”). DTC is informed by its Participant,                        (the “Participant”), that on the date hereof                  of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by                      , a customer of Participant.

At the request of Participant, on behalf of                  , a customer of Participant, Cede & Co., as a holder of record of the Shares, hereby requests that you call a special meeting of the shareholders of the Company (the “Special Meeting”) for the purposes of considering and voting upon the resolutions set forth in full under “Our Plans for The Special Meeting” in the solicitation statement filed by Starboard Value and Opportunity Master Fund Ltd and its affiliates on August   , 2016, which resolutions are incorporated herein by reference as if set forth in full herein.

The undersigned further requests that the Special Meeting be held on [—] and at [—], which, in accordance with the General Corporation Law of the California Corporations Code (“CGCL”) and the Bylaws, is no less than thirty-five (35) nor more than sixty (60) days from the Company’s receipt of Special Meeting Request Forms from the holders of shares of Common Stock entitled to cast not less than 10% of the votes at the Special Meeting.

While Cede & Co. is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in interest,                       a customer of Participant. Cede & Co., has no interest in this matter other than to take those steps which are necessary to ensure that                 , a customer of the Participant, is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated:	BY:

EXHIBIT C

VERIFICATION LETTER

[BROKERAGE FIRM, BANK NOMINEE OR
OTHER INSTITUTION LETTERHEAD]

[Month] [Day], 2016

To whom it may concern:

This is to confirm that [Brokerage Firm, Bank Nominee or Other Institution] (the “DTC Participant”) currently serves as a Custodian for [Investor Name]. As is typical of a custodian relationship, [Investor Name] can terminate its relationship with [Name of Brokerage Firm, Bank Nominee or other Institution] at any time or appoint other custodians.

As of [Month] [Day], 2016, [Investor Name] held [Number of Shares] shares of Depomed, Inc. (CUSIP 249908104) in record name as Cede & Co. through one or more of [DTC Participant’s Name]’s Depository Trust Company account(s).

Please feel free to contact me should you have any questions.

Sincerely,

[Representative Name]

[Name of Brokerage Firm, Bank Nominee or Other Institution]

This letter is specifically limited to the information provided herein relating to each of [Investor Name]’s accounts with [Name of Brokerage Firm, Bank Nominee or Other Institution] as of the date specified. The Investor may also be involved in other transactions with [Name of Brokerage Firm, Bank Nominee or Other Institution] outside of this relationship. The information contained above is provided in good faith by [Name of Brokerage Firm, Bank Nominee or Other Institution] for informational purposes only.

The data presented is static and does not take into account unsettled trades or other client activity that could affect balance information on a particular date. This information does not reflect any securities our client may have at other broker/dealers. Vendor pricing feeds used to aggregate the account value could contain errors that would affect the overall computation of a client’s balance. [Name of Brokerage Firm, Bank Nominee or Other Institution] shall not be held liable for any decisions, transactions, or other business undertaken in reliance of this information.

EXHIBIT D

WHITE PROXY CARD

THIS PROXY IS BEING SOLICITED BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
AND NOT BY DEPOMED OR THE BOARD OF DIRECTORS OF DEPOMED

Please sign and date your WHITE proxy card and return it in the postage-paid envelope provided or return it to:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: (877) 274-8654
E-mail: info@okapipartners.com

WHITE PROXY CARD

***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

WHITE PROXY CARD

SOLICITATION OF WRITTEN REQUEST FOR SPECIAL MEETING

IN CONNECTION WITH THE

CALLING OF A SPECIAL MEETING OF SHAREHOLDERS OF DEPOMED, INC.

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF DEPOMED, INC. IS NOT SOLICITING THIS
PROXY

☒ PLEASE MARK AS IN THIS EXAMPLE.

☐ The undersigned Requesting Shareholder (as defined in the attached Special Meeting Request Form) hereby appoints Starboard Value and Opportunity Master Fund Ltd proxy, with full power of substitution, to submit the attached Special Meeting Request Form, and any modifications, amendments or updates thereto, along with the related Cede & Co. Meeting Request, and Verification Letter as contemplated by the Special Meeting Request Form, to a Company designated agent on behalf of the undersigned Requesting Shareholder.

Requesting Shareholder:

[insert same signature blocks for the Requesting Shareholder that are used in the Special Meeting Request Form]

Date:

EXHIBIT E

RECORD DATE REQUEST NOTICE

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017
May 26, 2016

BY ELECTRONIC MAIL, HAND DELIVERY AND OVERNIGHT MAIL

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling
Senior Vice President, General Counsel and Secretary

Re:	Shareholder Request to Set a Request Record Date for Determining Shareholders Entitled to Request a Special Meeting of Shareholders of Depomed, Inc. (the “Company”)

Dear Mr. Gosling:

Starboard Value and Opportunity Master Fund Ltd, an exempted company organized under the laws of the Cayman Islands (“Starboard” or the “Record Holder”), hereby submits this notice (this “Notice”) on the date hereof pursuant to the requirements set forth in the Amended and Restated Bylaws of the Company, dated July 12, 2015 (the “Bylaws”).  The purpose of this Notice, as more fully set forth herein, is to (i) provide notice to the Company of the Record Holder’s intent to present the proposals set forth in Annex A (the “Proposals”) at a special meeting of shareholders of the Company (including any adjournment or postponement thereof, the “Special Meeting”) and to hereby request, as of the date hereof, that a Request Record Date (as defined in the Bylaws) be set for the purpose of calling the Special Meeting as promptly as possible by the Board of Directors of the Company (the “Board”); and (ii) nominate the six (6) persons named in Annex B for election to the Board (each a “Nominee” and together, the “Nominees”) as directors in connection with Proposal 3, as set forth in Annex A.  The Record Holder understands that the Bylaws grant the Board an ability to delay setting the Request Record Date by as many as eighty-eight (88) days from the date of the Company’s receipt of this Notice.  Notwithstanding this ability, Starboard requests that the Board act as promptly as practicable in setting the Request Record Date as it believes that any delay in doing so serves no purpose other than to delay and impair the franchise rights of the Record Holder and the Company’s other shareholders. This Notice (including, for the avoidance of doubt, the Annexes hereto) constitutes a Record Date Request Notice (as defined in the Bylaws).  The text of the resolutions proposed for consideration at the Special Meeting, a brief description of the business desired to be brought before the Special Meeting and the reasons for conducting such business at the Special Meeting are included in Annex A.

For the avoidance of doubt, this Notice is not, nor does the Record Holder purport it to be, an amendment to, or supplement or resubmission of that certain “Shareholder Request to Set a Request Record Date,” dated April 7, 2016, delivered to the Company by Starboard (the “April 7th Notice”). Therefore, none of the timing or other restrictions that are consistent with the Bylaws, related and relevant to the April 7th Notice due to its delivery to the Company by Starboard on April 7, 2016, shall in anyway affect this Notice or any events related hereto. Starboard expects the Company to adhere to a similar timetable for setting a record date for this Notice as it did with the previously submitted April 7th Notice.

All information relating to each Nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case, pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is set forth in Annex B.  Attached as Annex C are written consents signed by each Nominee evidencing a willingness to being named in any proxy statement filed with the SEC and distributed to shareholders of the Company by the Record Holder as a nominee and to serve as a director of the Company, if elected.

The Record Holder is the owner of record of one-thousand (1,000) shares of common stock, no par value, of the Company (the “Common Stock”), which represent less than one-percent (1%) of the shares of Common Stock that would be entitled to call the Special Meeting if the Request Record Date had been set as of the date hereof.  The Record Holder represents that the Nominees (i) will each be participants (as defined in Item 4 of Schedule 14A under the Exchange Act) in the Record Holder’s and certain of its affiliates’ solicitation with respect to calling the Special Meeting to consider and vote on the Proposals and the nomination of the Nominees and once such meeting is called, with respect to such Proposals, and the nomination of the Nominees and (ii) are part of a group which intends to deliver a solicitation statement, a proxy statement and form of proxy to holders of at least the percentage of the Company’s Common Stock required to call the Special Meeting and subsequently to approve the Proposals and elect the Nominees at the Special Meeting (in person or by proxy).

The Record Holder and its affiliates, including each director, executive, managing member or control person of the Record Holder (each, a “Control Person” and collectively, “Control Persons”) identified in Annex B (such Control Persons, the Record Holder and the Nominees, the “Participants” and each, a “Participant”) may be deemed to Beneficially Own (as defined below) the shares of Common Stock owned by the Record Holder.  The share ownership of the Participants, including the Record Holder, are as set forth in Annex B.  The share ownership provided in this Notice is as of the date hereof.  The share ownership percentage contained herein is based upon 61,366,053 shares of Common Stock outstanding, as of August 2, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on August 3, 2016.  Shares shall be treated as “Beneficially Owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares, pursuant to any agreement, arrangement or understanding (whether or not in writing), (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (ii) the right to vote such shares, alone or in concert with others and/or (iii) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

The name of the Record Holder as it appears on the Company’s books is “Starboard Value and Opportunity Master Fund Ltd.”  The address of the Record Holder as it appears on the Company’s books is 777 Third Avenue, 18th Floor New York, New York 10017.  The Record Holder represents that it intends to appear in person or by proxy at the Special Meeting to present the Proposals.

As of the date hereof, to the knowledge of the Record Holder, based on publicly available information, including that contained in the Company’s Form 8-K filed with the SEC on May 20, 2016, which disclosed the voting results of each member of the Board in connection with the Company’s 2016 Annual Meeting of Shareholders (the “Annual Meeting”), the current Board consists of six (6) directors.  If, due to death, disability or otherwise, any Nominee is unable to stand for election at the Special Meeting or for good reason will not serve, the Record Holder reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee(s) (each, an “Alternate Nominee”). The Record Holder will give prompt notice to the Company of its intent to nominate any Alternate Nominees at the Special Meeting and will further supplement the Record Date Request Notice to disclose any additional information regarding such Alternate Nominee as required by the Bylaws. Except where the context otherwise requires, the term “Nominee” as used in this Notice shall be deemed to include any Alternate Nominees, if applicable.

The Record Holder reserves the right to withdraw the nomination of one (1) or more Nominees, Alternate Nominees or any of the Proposals at any time and will give prompt notice to the Company of any such withdrawal.

Each of the Nominees’ ownership of securities of the Company and principal business address are as set forth elsewhere in this Notice.

The Record Holder has signed letter agreements, pursuant to which it and its affiliates have agreed to indemnify each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, against claims arising from the solicitation of proxies from the Company shareholders in connection with the Special Meeting and any related transactions.

Starboard has signed compensation letter agreements with each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, pursuant to which Starboard has agreed to pay each of them (i) $15,000 in cash upon the Record Holder submitting this Notice (other than Mr. Fogarty who previously received the $15,000 in cash upon submission of the April 7th Notice) and (ii) $15,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each of their election as a director of the Company at the Special Meeting. Pursuant to the compensation letter agreements, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to certain limitations.  If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his or her election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On May 26, 2016, each of the Participants entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they  agreed to form a group for the purpose of (i) submitting this Notice, (ii) soliciting written requests from the holders of 10% or more of the outstanding shares of Common Stock to call the Special Meeting, and (iii) soliciting proxies at any such Special Meeting for the purpose of approving the Proposals set forth herein, and (c) Starboard and certain of its affiliates agreed to bear all expenses incurred in connection with the solicitation, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.  Reference is made to the Schedule 13D filed by certain of the Participants on April 7, 2016, as amended and as it may be amended from time to time, as filed and to be filed with the SEC. The information contained therein is deemed incorporated by reference herein and, accordingly, all information contained in this Notice is deemed to be supplemented thereby.  The inclusion of information in this Notice shall not be deemed to constitute an admission that any such information is required by the Bylaws.

Annex B sets forth the name, address and ownership of securities of the Company of each of the Participants.  The Record Holder hereby states with respect to the Record Holder and each Control Person and/or Nominee, as applicable, that, to the knowledge of the Record Holder, other than as set forth in this Notice, including the Annexes hereto, there are no agreements, arrangements or understandings (i) with respect to the Proposals between or among the Record Holder or any Control Person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) or (ii) (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that have been entered into as of the date hereof by, or on behalf of, the Record Holder or any Control Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company’s stock, or maintain, increase or decrease the voting power of the Record Holder or any Control Person with respect to the securities of the Company.  The Record Holder represents that it will notify the Company in writing within five (5) business days after the record date for the Special Meeting of (A) the class or series and number of shares of stock of the Company (x) owned of record by the Record Holder and (y) beneficially owned by the Record Holder and any Control Person, each of (x) and (y) as of the record date for the Special Meeting, and (B) any agreement, arrangement or understanding in effect as of the record date for the Special Meeting that meets the description of clauses (i) or (ii) of this paragraph.

It is anticipated that certain regular employees of the Record Holder, or certain of the Record Holder’s affiliates, will participate in the solicitation of proxies in support of the Proposals.  Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that proxies will be solicited by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person.  The Record Holder hereby represents that it and certain of its affiliates (i) will engage in a solicitation with respect to calling the Special Meeting to consider and vote on the Proposals and, once such meeting is called, with respect to such Proposals, and that the Participants are participants (as defined in Item 4 of Schedule 14A under the Exchange Act) in each such solicitation and (ii) are part of a group which intends to deliver a solicitation statement, a proxy statement and/or form of proxy, as applicable, to holders of at least the percentage of the Company’s Common Stock required to call the Special Meeting and subsequently to approve the Proposals at the Special Meeting (in person or by proxy). The Record Holder also represents that it intends to appear in person or by proxy at the Special Meeting to make the Proposals set forth herein.

Other than as described herein, none of the Participants has any substantial interest, direct or indirect, by security holdings or otherwise, in the calling of the Special Meeting or adoption of the Proposals at the Special Meeting.  All transactions effected by the Participants in Common Stock and other securities of the Company within the past two (2) years from the date hereof are disclosed in Annex D, including the dates on which such securities were purchased or sold and the amount purchased or sold on each such date.  Except as disclosed in this Notice and the Annexes hereto, no Participant has any material interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Special Meeting pursuant to this Notice.

The Record Holder hereby states that, to the knowledge of the Record Holder, other than as described in this Notice, including the Annexes hereto:

i.
each Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

ii.
(a) each Participant has no position or office with the Company, and has no agreement, arrangement or understanding with any other person pursuant to which he or she may serve as a nominee; (b) neither such Participant nor any of its, his or her “associates” (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Exchange Act) is a party to any agreement, arrangement or understanding with any person with respect to (1) any future employment by the Company or its affiliates or (2) any future transactions to which the Company or any of its affiliates will or may be a party; (c) there were no transactions since January 1, 2015, nor are there any currently proposed, involving such Participant or any of his or her associates in which the Company was or is to be a participant and in which such Participant, any of its, his or her associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”); and (d) there are no material proceedings to which any Participant or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries;

iii.
(a) each Participant and each of its, his or her associates is not a record owner or direct or indirect beneficial owner of any securities of the Company or any parent or subsidiary of the Company; and (b) each Participant has not purchased or sold any securities of the Company in the last two (2) years;

iv.
neither any Participant nor any of its, his or her associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K; and

v.	each Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten (10) years.

The Annexes (including any Exhibits thereto) are hereby incorporated into and made a part of this Notice.  Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice.  All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

The Record Holder believes that this Notice is sufficient to provide adequate notice and information to the Company regarding the intended presentation of the Proposals and complies with all notification and other requirements applicable to the Company, if any.  If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Record Holder requests that you so notify it on or prior to 5:00 p.m. (EST) on June 3, 2016 by contacting Jeffrey C. Smith, telephone (212) 845-7977, facsimile (212) 845-7989 (with a copy to our counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222 or Andrew M. Freedman, Esq., telephone (212) 451-2250, facsimile (212) 451-2222).

Please be advised that the Record Holder hereby reserves the right to supplement this Notice in accordance with the Bylaws to provide for such other proposals or business, including any additional or substitute Company director nominations by the Record Holder and information with respect to such nominees, as the Record Holder may deem appropriate to include in this Notice until such time as the Company notifies the Record Holder in writing that the Request Record Date has been set by the Board (each such addition, a “Supplement”), with any such Supplement being incorporated as though it were originally submitted with this Notice as of the date hereof.  Please be further advised that neither the delivery of this Notice nor the delivery of additional information, including in a Supplement, if any, provided by or on behalf of the Record Holder or any Control Person from and after the date hereof shall be deemed to constitute (i) with respect to any additional information so delivered, an admission by the Record Holder or any Control Person that this Notice is in any way defective, (ii) an admission as to the legality or enforceability of any particular provision of the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), the Bylaws, the Rights Agreement, dated as of July 12, 2015, between the Company and Continental Stock Transfer & Trust Company, as amended (the “Rights Agreement”), or any other matter, (iii) a waiver by the Record Holder or any Control Person of the right to, in any way, contest or challenge the legality or enforceability of any provision of the Charter, the Bylaws, the Rights Agreement or any other matter or (iv) consent by the Record Holder or any Control Person for the Company or any of its affiliates to publicly disclose any information contained herein with respect to such Record Holder or Control Person.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

ANNEX A

THE RESOLUTIONS

Proposal 1:

RESOLVED, that each of the six (6) members of the Board who are expected to be serving as directors as of the date of the Special Meeting, including Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, M.D., James A. Schoeneck and David B. Zenoff, D.B.A, as well as any person or persons elected or appointed to the Board without shareholder approval after the date hereof, and up to and including, the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.

Description of the business desired to be brought before the Special Meeting and the reasons for conducting such business:

Section 19 of the Bylaws, together with Section 303(a) of the General Corporation Law of the California Corporations Code (the “CGCL”), provides that all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares of the Common Stock entitled to vote.  Starboard is seeking to remove Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, M.D., James A. Schoeneck and David B. Zenoff, D.B.A because, among other things, Starboard believes that they have failed to act in the best interests of shareholders.

Proposal 2:

RESOLVED, that, in the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, Section 16 of the Bylaws be amended to fix the size of the Board at six (6) members.

Description of the business desired to be brought before the Special Meeting and the reasons for conducting such business:

Section 16 of the Bylaws presently allows a definite number of Board members within the range of five (5) to nine (9) Board members to be fixed by resolution of the Board or for a definite number of Board members without provision of an indefinite range to be fixed by an amendment to the Bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.   The reason for Proposal 2 is to allow shareholders to fix the size of the Board at six (6) members so that, in the event Proposal 1 is approved in its entirety, shareholders may elect a full Board solely consisting of Starboard’s six (6) Nominees.

The language of the proposed Bylaw amendment:

Section 16 of the Bylaws is hereby amended and restated to read as follows:

                16.          Number.  The authorized number of directors of this corporation shall not be less than five (5) nor more than nine (9).  The exact number of directors shall be six (6).  The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number by an amendment to the Articles of Incorporation or by amendment to these bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.  An amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.  No amendment may change the maximum number of authorized directors to a number greater than two times the minimum number of directors minus one.

Proposal 3:

RESOLVED, that the following six (6) individuals be and hereby are elected to serve as directors on the Board, contingent on Proposal 1 being passed: John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith (each, a “Nominee” and, collectively, the “Nominees”).

Description of the business desired to be brought before the Special Meeting and the reasons for conducting such business:

Section 18 of the Bylaws, together with Section 305(a) of the General Corporation Law of the California Corporations Code (the “CGCL”), provide that only shareholders may elect directors to fill any vacancies arising from any removal of directors by approval of the affirmative vote of a majority of the shares represented and voting at a duly called meeting of shareholders at which a quorum is present (in which shares voting affirmatively also constitute at least a majority of the required quorum).  Consequently, if Proposal 1 passes, the resulting six (6) vacancies may only be filled by the shareholders.  Pursuant to Section 9 of the Bylaws, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute the required quorum.

Each Nominee named in this Proposal 3 has consented to be named in any proxy or solicitation statement and proxy cards to be filed with the SEC and distributed to shareholders of the Company by Starboard and to serve as a director of the Company, if elected, in accordance with Section 5(d)(i)(2) of the Bylaws.  The Nominees have not made any commitment to Starboard, if elected, other than that they will serve as directors, exercise their independent judgment in accordance with their fiduciary duties in all matters before the Board and otherwise discharge their duties as directors of the Company consistent with all applicable legal requirements.  If elected, each Nominee named in this Proposal 3 would serve as a director until a successor has been duly elected and qualified at the Company’s annual meeting in 2017 or an intervening special meeting of Company shareholders at which Company directors are elected and a successor has been duly elected.  Starboard will, in accordance with SEC requirements, provide shareholders with a way to vote for inclusion of less than all of the Nominees in the elections contemplated by Proposal 3.  In the event that Proposal 1 passes, and the directors named or described in Proposal 1 are removed from the Board creating six (6) vacancies, but none of the Nominees are elected pursuant to Proposal 3, then the current Board shall be subject to removal upon their successors otherwise being duly elected and qualified at the Company’s annual meeting in 2017 or an intervening special meeting.

Proposal 4:

RESOLVED, that any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting be and hereby is repealed, and that Section 42 of the Bylaws entitled “AMENDMENT OF BYLAWS” be and hereby is amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such Special Meeting.

Description of the business desired to be brought before the Special Meeting and the reasons for conducting such business:

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of each of Proposals 2 and 4 requires the affirmative vote of a majority of the outstanding shares of the Company’s Common Stock entitled to vote.

Proposal 4 is designed to prevent the Board from taking any such further actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to the other Proposals or to create new obstacles to the consideration of the Proposals at the Special Meeting.

The language of the proposed Bylaw amendment:

Section 42 of the Bylaws is hereby amended and restated to read as follows:

42.           Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote or by the Board of Directors, except that (i) any such adoption, amendment or repeal by the Board of Directors shall be effective only as of the date 121 days after the date hereof and that during such period the power of the Board of Directors to adopt, amend or repeal the Bylaws shall hereby be eliminated and (ii) an amendment changing the authorized number of directors may only be adopted as provided in Section 16.

ANNEX B

INFORMATION ABOUT THE PARTICIPANTS

The names and addresses of the following affiliates of Starboard, who may be deemed to beneficially own shares of Common Stock as set forth elsewhere in this Notice, are as follows:

Name	Address

Starboard Value and Opportunity S LLC (“Starboard S LLC”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Value and Opportunity C LP (“Starboard C LP”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Value R LP (“Starboard R LP”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Value R GP LLC (“Starboard R GP”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Value LP (“Starboard Value LP”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Value GP LLC (“Starboard Value GP”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Principal Co LP (“Principal Co”)	777 Third Avenue, 18th Floor New York, New York 10017

Starboard Principal Co GP LLC (“Principal GP”)	777 Third Avenue, 18th Floor New York, New York 10017

Jeffrey C. Smith	777 Third Avenue, 18th Floor New York, New York 10017

Mark R. Mitchell	777 Third Avenue, 18th Floor New York, New York 10017

Peter A. Feld	777 Third Avenue, 18th Floor New York, New York 10017

The class and number of all shares of Common Stock of the Company which are owned beneficially and of record by Starboard:

Name	Class	Beneficial Ownership

Starboard	Common Stock, no par value	4,636,387 shares of Common Stock owned directly, 1,000 shares of which are held in record name

In addition, the following affiliates of Starboard and Control Persons may be deemed to beneficially own the class and number of shares of the Company as follows:

Starboard S LLC	Common Stock, no par value	548,714 shares of Common Stock owned directly

Starboard C LP	Common Stock, no par value	304,821 shares of Common Stock owned directly

Starboard R LP	Common Stock, no par value	304,821 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard C LP)

Starboard R GP	Common Stock, no par value	304,821 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard C LP)

Starboard Value LP	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in a certain account managed by Starboard Value LP (the “Starboard Value LP Account”))

Starboard Value GP	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in the Starboard Value LP Account)

Principal Co	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in the Starboard Value LP Account)

Principal GP	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in the Starboard Value LP Account)

Jeffrey C. Smith	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in the Starboard Value LP Account)

Mark R. Mitchell	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP and 525,078 shares of Common Stock held in the Starboard Value LP Account)

Peter A. Feld	Common Stock, no par value
6,015,000 shares of Common Stock (consisting of shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and 525,078 shares of Common Stock held in the Starboard Value LP Account)

For information regarding purchases and sales during the past two (2) years in securities of the Company by certain of the Participants, please see Annex D.

The principal business of Starboard is serving as a private investment fund.  Starboard has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The name, age, and business address of each of the Nominees are as follows:

Name	Age	Address

John J. Delucca	73	314 Ardmore Road Ho-Ho-Kus, New Jersey 07423

James P. Fogarty	47	14 Old Roaring Brook Road Mount Kisco, New York 10549

Peter A. Lankau	63	P.O. Box 827 Gwynedd Valley, Pennsylvania 19437

Gavin T. Molinelli	32	c/o Starboard Value LP 777 Third Avenue, 18th Floor New York, New York 10017

Mary K. Pendergast	65	4328 Yuma Street, NW Washington, DC 20016

Jeffrey C. Smith	43	c/o Starboard Value LP 777 Third Avenue, 18th Floor New York, New York 10017

As of the date hereof, Mr. Fogarty directly owns 16,450 shares of Common Stock.  As of the date hereof, none of Messrs. Molinelli, Delucca, or Lankau, nor Ms. Pendergast, directly or indirectly, own any securities of the Company. As of the date hereof, Mr. Smith does not directly own any securities of the Company.  As set forth above, Mr. Smith may be deemed to beneficially own the 6,015,000 shares of Common Stock owned directly by Starboard, Starboard S LLC, Starboard C LP, and held in the Starboard Value LP Account.

Each of the Nominees disclaims beneficial ownership with respect to the securities of the Company reported owned in this Notice except to the extent of his or her pecuniary interest therein.

Any other information relating to each Nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (including, without limitation, such Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected):

John J. Delucca is currently the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company, a position he has held since 2004.  Previously, Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group, a business consulting firm, from 2003 until his retirement in 2004.  Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998 to 2002. From 1993 to 1998, he was Senior Vice President and Treasurer of RJR Nabisco, Inc.  During his earlier career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc.  Mr. Delucca has extensive corporate governance experience serving as a member of the Boards of Directors of numerous companies, including: Endo International plc (NASDAQ: ENDP), a global specialty pharmaceutical company, from 2006 to June 2015; MergeWorthRx Corp. (NASDAQ: NWRX), a special purpose acquisition, from June 2013 to January 2015; Elster Group SE, a then publicly traded German integrated metering and smart grid technology company, from October 2010 to October 2012; The Elliot Company, a manufacturer of turbines and generation equipment and wholly owned subsidiary of the public Japanese company Ebara Corporation, from 1997 to August 2012; ITC Deltacom, a then publicly traded telecommunications company, from 2004 to 2010; Tier Technologies, Inc., a then publicly traded payment solutions company, from 2007 to 2010; British Energy, a then publicly traded UK-based electricity generation company, from 2004 to 2009; and Enzo Biochem Inc. (NYSE:ENZ), a leading life sciences biotechnology company, from 1984 to 2008.  Mr. Delucca also previously served as a director of Horizon Natural Resources, Kash n’ Karry, Nature’s Food Centres, RKO Warner Theaters, Emperor Clock Co., and Edison Controls Corp.  He holds a Bachelor of Arts degree from Bloomfield College and a Masters of Business Administration from Farleigh-Dickinson University School of Graduate Study. Mr. Delucca’s extensive experience serving as a senior executive and a director of both public and private companies, where he served as Chairman of numerous Audit Committees, together with his financial expertise well qualifies him for service on the Board.

James P. Fogarty is currently a private investor.  Previously, he was the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, from November 2011 until its sale in July 2015, and was a Senior Advisor to acquirer Bluestem Group Inc. for a transition period through October 2015.  Prior to that, Mr. Fogarty was a private investor from November 2010 to November 2011.  Since October 2014, Mr. Fogarty has served as a member of the Board of Directors of Darden Restaurants, Inc. (NYSE:DRI), a full service restaurant company, where he serves as Chairman of its Compensation Committee and as a member of its Finance Committee.  From April 2009 until November 2010, Mr. Fogarty was President, Chief Executive Officer and Director of Charming Shoppes, Inc. (NASDAQ:CHRS), a multi-brand, specialty apparel retailer. Other prior executive positions held by Mr. Fogarty include Managing Director of Alvarez & Marsal, an independent global professional services firm, from August 1994 until April 2009, President and Chief Operating Officer of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing) from September 2008 until April 2009, President and CEO of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 through February 2008, Chief Financial Officer of Levi Strauss & Co., a brand-name apparel company, from 2003 until 2005, and from December 2001 through September 2003, he served as Senior Vice President and Chief Financial Officer and for a period as a Director of The Warnaco Group, a global apparel maker.  From October 2011 through October 2015, Mr. Fogarty served as a director of Regis Corporation (NYSE:RGS), which owns, operates and franchises hair and retail products. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University. Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience make him an excellent candidate for the Board. The Record Holder believes that Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience would make him an excellent candidate for the Board.

Peter A. Lankau is currently a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.  Mr. Lankau has served as Chairman of the Board of Directors of Phosphagenics Limited (ASX: POH), an Australian research-based biotechnology company, since May 2015 and as a Director since April 2015. He has also served as a member of the Board of Directors of ANI Pharmaceuticals, Inc. (NASDAQ: ANIP), an integrated specialty pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals, since October 2015. Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, from October 2011 to January 2014, which sold its business assets to the Company in December 2013.  From April 2009 to February 2011, he was Chief Executive Officer and from February 2011 to December 2012, Chairman, of Logical Therapeutics, Inc., a privately held, clinical stage biopharmaceutical company which developed therapeutic agents to treat medical conditions caused by inflammatory diseases.  From 2005 to 2008, Mr. Lankau was President, Chief Executive Officer and a member of the Board of Directors of Endo Pharmaceuticals Inc., the predecessor of Endo International plc (NASDAQ: ENDP), a specialty pharmaceutical company (“Endo”).  He also previously served as Endo’s President and Chief Operating Officer and as Senior Vice President, Commercial Business. Prior to Endo, Mr. Lankau was Vice President, Sales and Marketing for Alpharma, Inc. He began his pharmaceutical career with Rhone-Poulenc Rorer, Inc. (now Sanofi) in multiple commercial roles, and was most recently Vice President, Sales-US Pharmaceuticals. Mr. Lankau also currently serves on the Board of Advisors of Orchard Venture Partners, a life sciences venture capital firm, a position he has held since January 2013.  He received his Bachelor of Science degree from the University of Albany. Mr. Lankau’s extensive experience as a bio-pharmaceutical executive with over 30 years of management experience in developing and commercializing pharmaceutical products together with his corporate governance experience as a director of both public and private pharmaceutical companies would make him a valuable addition to the Board.

Gavin T. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Prior to the formation of Starboard Value LP in 2011, as part of the spin-out from Ramius, Mr. Molinelli was a Director and Investment Analyst for the Ramius Value & Opportunity Fund. Prior to joining Ramius in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC.  Mr. Molinelli previously served on the Board of Directors of Wausau Paper Corp., a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016.  Mr. Molinelli was also formerly on the Board of Directors of Actel Corp, a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University. Mr. Molinelli’s public company board experience and financial expertise together with his experience serving in various managerial roles would make him a valuable addition to the Board.

Mary K. Pendergast, J.D., LL.M. is currently the President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies, which she founded in June 2003. Ms. Pendergast has also served as a member of the Boards of Directors of Impax Laboratories, Inc. (NASDAQ: IPXL), a specialty pharmaceutical company, since July 2013 and ICON plc (NASDAQ: ICLR), a provider of outsourced development services to pharmaceutical, biotechnology and medical device industries, since February 2014.  Previously, Ms. Pendergast served as Executive Vice President, Government Affairs, at Elan Corporation, plc, a then publicly traded major drugs firm based in Dublin, Ireland, from January 1998 to June 2003.  Prior to that, Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from November 1990 to December 1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from July 1979 to November 1990.  She was also an attorney at the Office of the General Counsel, Department of Health and Human Services, from July 1977 to June 1979.  Ms. Pendergast also previously served on the Board of Directors of ARCA biopharma, Inc. (NASDAQ: ABIO), a biopharmaceutical company developing genetically-targeted therapies for cardiovascular diseases, from 2002 until May 2011. Ms. Pendergast received a B.A. degree from Northwestern University, a J.D. degree from the University of Iowa College of Law, and an LL.M. degree from Yale Law School. Ms. Pendergast’s extensive experience in the pharmaceutical and biotechnology industries serving as an executive and board member, including her service at the FDA, would make her a valuable addition to the Board.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies, which he co-founded in March 2011, after having launched the Starboard Value investment strategy in 2002. Previously, Mr. Smith was a Partner and Managing Director of Ramius LLC, a subsidiary of the Cowen Group, Inc. (“Cowen”).  Mr. Smith is a former member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith currently serves on the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), a leading automotive aftermarket parts provider in North America, a position he has held since November 2015.  He also currently serves on the Board of Directors of Yahoo! Inc. (NASDAQ: YHOO), a multinational technology company, a position he has held since April 2016. Previously, he served as Chairman of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a full service restaurant chain, from October 2014 to April 2016. Mr. Smith also previously served as a member of the Board of Directors of each of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015, Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014, Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013, Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012, and Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Directors of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  In addition, Mr. Smith previously served as a member of the Board of Directors of each of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010, S1 Corporation, a provider of customer interaction software for financial and payment services, from May 2006 to September 2008, Kensey Nash Corporation, a leading medical technology company, from December 2007 to February 2009, and The Fresh Juice Company, Inc. (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics. Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles would enable him to provide invaluable oversight to the Board.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Each of Messrs. Delucca, Fogarty, Lankau, Molinelli, and Smith, as well as Ms. Pendergast, is a citizen of the United States.

Except as set forth in this Notice (including the Exhibits hereto), (i) during the past ten (10) years, no Nominee or Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Nominee or Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Nominee or Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee or Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee or Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee or Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Nominee or Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Nominee or Participant or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Nominee or Participant or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Nominee or Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting; (xii) no Nominee or Participant holds any positions or offices with the Company; (xiii) no Nominee or Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no companies or organizations, with which any of the Nominees has been employed in the past five (5) years, is a parent, subsidiary or other affiliate of the Company.  There are no material proceedings to which any Nominee or Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominee and Participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years, except as otherwise set forth in this Notice.

ANNEX C

NOMINEE CONSENTS

JOHN J. DELUCCA
314 Ardmore Road
Ho Ho Kus, New Jersey 07423

May 23, 2016

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to shareholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of shareholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ John J. Delucca

John J. Delucca

JAMES P. FOGARTY
14 Old Roaring Brook Road
Mount Kisco, NY 10549

April 7, 2016

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to stockholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of stockholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ James P. Fogarty

James P. Fogarty

PETER A. LANKAU
P.O. Box 827
Gwynedd Valley, PA 19437

May 23, 2016

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to shareholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of shareholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ Peter A. Lankau

Peter A. Lankau

GAVIN T. MOLINELLI
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

April 7, 2016

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to stockholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of stockholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ Gavin T. Molinelli

Gavin T. Molinelli

MARY K. PENDERGAST, J.D., LL.M.
4328 Yuma Street, NW
Washington, DC 20016

May 20, 2016
Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to shareholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of shareholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ Mary K. Pendergast, J.D., LL.M.

Mary K. Pendergast, J.D., LL.M.

JEFFREY C. SMITH
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

April 7, 2016

Depomed, Inc.
7999 Gateway Blvd, Suite 300
Newark, CA 94560
Attn:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Dear Mr. Gosling:

The undersigned hereby consents to be named as a nominee for election as a director of Depomed, Inc. (“Depomed”) in any proxy or solicitation statement and proxy cards to be filed with the Securities and Exchange Commission and distributed to stockholders of Depomed by Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates and other persons (collectively, “Starboard”), including any other materials in connection with the solicitation of proxies by Starboard from shareholders of Depomed, in connection with the calling of any special meeting of stockholders of Depomed (including any adjournment or postponement thereof).  The undersigned further consents to serving as a director of Depomed, if elected.

Very truly yours,

/s/ Jeffrey C. Smith

Jeffrey C. Smith

ANNEX D

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO (2) YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	132,414	17.6529	02/17/2016
Purchase of Common Stock	21,970	17.6529	02/17/2016
Purchase of Common Stock	103,538	17.7736	02/17/2016
Purchase of Common Stock	17,179	17.7736	02/17/2016
Purchase of Common Stock	77,793	17.5921	02/18/2016
Purchase of Common Stock	12,907	17.5921	02/18/2016
Purchase of Common Stock	168,024	17.7131	02/18/2016
Purchase of Common Stock	27,878	17.7131	02/18/2016
Purchase of Common Stock	102,621	17.1220	02/19/2016
Purchase of Common Stock	17,027	17.1220	02/19/2016
Purchase of Common Stock	143,887	17.2820	02/19/2016
Purchase of Common Stock	23,874	17.2820	02/19/2016
Purchase of Common Stock	2,648	16.7105	02/22/2016
Purchase of Common Stock	439	16.7105	02/22/2016
Purchase of Common Stock	109,062	17.2221	02/22/2016
Purchase of Common Stock	18,096	17.2221	02/22/2016
Purchase of Common Stock	234,372	16.2678	02/23/2016
Purchase of Common Stock	38,887	16.2678	02/23/2016
Purchase of Common Stock	343,627	16.3576	02/23/2016
Purchase of Common Stock	57,014	16.3576	02/23/2016
Purchase of Common Stock	29,793	16.4576	02/24/2016
Purchase of Common Stock	4,943	16.4576	02/24/2016
Purchase of Common Stock	122,058	16.7709	02/24/2016
Purchase of Common Stock	20,252	16.7709	02/24/2016
Purchase of Common Stock	85,337	16.9765	02/24/2016
Purchase of Common Stock	14,159	16.9765	02/24/2016
Purchase of Common Stock	114,737	17.0567	02/24/2016
Purchase of Common Stock	19,037	17.0567	02/24/2016
Purchase of Common Stock	77,728	16.8913	02/25/2016
Purchase of Common Stock	12,896	16.8913	02/25/2016
Purchase of Common Stock	88,915	16.9160	02/25/2016
Purchase of Common Stock	14,753	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	215,173	16.2400	03/14/2016
Sale of Common Stock	(215,173)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	35,701	16.2400	03/14/2016
Sale of Common Stock	(35,701)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	397,242	14.3200	03/15/2016
Sale of Common Stock	(397,242)	14.3200	03/15/2016

Purchase of Cash-Settled Total Return Swap	65,910	14.3200	03/15/2016
Sale of Common Stock	(65,910)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	264,828	14.1800	03/16/2016
Sale of Common Stock	(264,828)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,940	14.1800	03/16/2016
Sale of Common Stock	(43,940)	14.1800	03/16/2016
Purchase of Common Stock	66,207	14.3005	03/16/2016
Purchase of Common Stock	10,998	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	331,035	13.1400	03/23/2016
Sale of Common Stock	(331,035)	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	54,929	13.1400	03/23/2016
Sale of Common Stock	(54,929)	13.1400	03/23/2016
Purchase of Common Stock	51,024	12.8585	03/28/2016
Purchase of Common Stock	8,476	12.8585	03/28/2016
Purchase of Common Stock	84,414	12.9035	03/28/2016
Purchase of Common Stock	14,022	12.9035	03/28/2016
Purchase of Common Stock	129,390	13.0099	03/28/2016
Purchase of Common Stock	21,494	13.0099	03/28/2016
Purchase of Common Stock	132,414	13.0570	03/28/2016
Purchase of Common Stock	21,996	13.0570	03/28/2016
Purchase of Common Stock	160,869	13.3299	03/29/2016
Purchase of Common Stock	26,723	13.3299	03/29/2016
Purchase of Common Stock	19,549	13.6190	03/29/2016
Purchase of Common Stock	3,248	13.6190	03/29/2016
Purchase of Common Stock	84,411	13.6683	03/29/2016
Purchase of Common Stock	14,022	13.6683	03/29/2016
Purchase of Common Stock	215,173	13.8664	03/30/2016
Purchase of Common Stock	35,743	13.8664	03/30/2016
Purchase of Common Stock	115,862	13.8972	03/30/2016
Purchase of Common Stock	19,247	13.8972	03/30/2016
Purchase of Common Stock	3,255	13.8379	03/31/2016
Purchase of Common Stock	541	13.8379	03/31/2016
Purchase of Common Stock	62,952	13.9158	03/31/2016
Purchase of Common Stock	10,457	13.9158	03/31/2016
Purchase of Common Stock	99,311	13.9499	03/31/2016
Purchase of Common Stock	16,497	13.9499	03/31/2016
Purchase of Common Stock	3,284	14.2550	04/01/2016
Purchase of Common Stock	548	14.2550	04/01/2016
Purchase of Common Stock	45,979	14.2942	04/01/2016
Purchase of Common Stock	7,662	14.2942	04/01/2016
Purchase of Common Stock	59,117	14.6321	04/04/2016
Purchase of Common Stock	9,852	14.6321	04/04/2016
Purchase of Common Stock	22,990	14.6433	04/04/2016
Purchase of Common Stock	3,831	14.6433	04/04/2016
Purchase of Common Stock	124,802	14.7389	04/04/2016
Purchase of Common Stock	20,798	14.7389	04/04/2016

Purchase of Common Stock	52,548	13.9396	04/05/2016
Purchase of Common Stock	8,757	13.9396	04/05/2016
Purchase of Common Stock	28,836	13.9676	04/05/2016
Purchase of Common Stock	4,805	13.9676	04/05/2016
Purchase of Common Stock	214,199	14.1165	04/05/2016
Purchase of Common Stock	35,695	14.1165	04/05/2016
Purchase of Common Stock	29,558	13.8688	04/06/2016
Purchase of Common Stock	4,926	13.8688	04/06/2016
Purchase of Common Stock	118,233	14.2744	04/06/2016
Purchase of Common Stock	19,703	14.2744	04/06/2016
Purchase of Common Stock	82,106	14.5451	04/06/2016
Purchase of Common Stock	13,682	14.5451	04/06/2016
Purchase of Common Stock	32,843	14.9907	04/07/2016
Purchase of Common Stock	231,725	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(231,725)	15.0850	04/07/2016
Purchase of Common Stock	5,473	14.9907	04/07/2016
Purchase of Common Stock	38,448	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(38,448)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(264,828)	16.8500	04/08/2016
Purchase of Common Stock	264,828	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(43,941)	16.8500	04/08/2016
Purchase of Common Stock	43,941	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(198,621)	16.5800	04/11/2016
Purchase of Common Stock	198,621	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(32,956)	16.5800	04/11/2016
Purchase of Common Stock	32,956	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(264,828)	15.7600	04/12/2016
Purchase of Common Stock	264,828	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(43,941)	15.7600	04/12/2016
Purchase of Common Stock	43,941	15.7509	04/12/2016
Purchase of Common Stock	99,310	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(99,310)	16.2400	04/13/2016
Purchase of Common Stock	16,478	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(16,478)	16.2400	04/13/2016
Purchase of Common Stock	148,966	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(148,966)	16.2600	04/14/2016
Purchase of Common Stock	24,716	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(24,716)	16.2600	04/14/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	15,660	17.6529	02/17/2016
Purchase of Common Stock	2,600	17.6529	02/17/2016
Purchase of Common Stock	12,245	17.7736	02/17/2016
Purchase of Common Stock	2,033	17.7736	02/17/2016
Purchase of Common Stock	9,200	17.5921	02/18/2016
Purchase of Common Stock	1,528	17.5921	02/18/2016
Purchase of Common Stock	19,871	17.7131	02/18/2016
Purchase of Common Stock	3,299	17.7131	02/18/2016
Purchase of Common Stock	12,136	17.1220	02/19/2016
Purchase of Common Stock	2,015	17.1220	02/19/2016
Purchase of Common Stock	17,017	17.2820	02/19/2016
Purchase of Common Stock	2,825	17.2820	02/19/2016
Purchase of Common Stock	313	16.7105	02/22/2016
Purchase of Common Stock	52	16.7105	02/22/2016
Purchase of Common Stock	12,898	17.2221	02/22/2016
Purchase of Common Stock	2,141	17.2221	02/22/2016
Purchase of Common Stock	27,718	16.2678	02/23/2016
Purchase of Common Stock	4,602	16.2678	02/23/2016
Purchase of Common Stock	40,639	16.3576	02/23/2016
Purchase of Common Stock	6,747	16.3576	02/23/2016
Purchase of Common Stock	3,523	16.4576	02/24/2016
Purchase of Common Stock	585	16.4576	02/24/2016
Purchase of Common Stock	14,435	16.7709	02/24/2016
Purchase of Common Stock	2,397	16.7709	02/24/2016
Purchase of Common Stock	10,092	16.9765	02/24/2016
Purchase of Common Stock	1,676	16.9765	02/24/2016
Purchase of Common Stock	13,569	17.0567	02/24/2016
Purchase of Common Stock	2,253	17.0567	02/24/2016
Purchase of Common Stock	9,192	16.8913	02/25/2016
Purchase of Common Stock	1,526	16.8913	02/25/2016
Purchase of Common Stock	10,516	16.9160	02/25/2016
Purchase of Common Stock	1,746	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	25,447	16.2400	03/14/2016
Sale of Common Stock	(25,447)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	4,225	16.2400	03/14/2016
Sale of Common Stock	(4,225)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	46,979	14.3200	03/15/2016
Sale of Common Stock	(46,979)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	7,800	14.3200	03/15/2016
Sale of Common Stock	(7,800)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	31,320	14.1800	03/16/2016
Sale of Common Stock	(31,320)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	5,200	14.1800	03/16/2016

Sale of Common Stock	(5,200)	14.1800	03/16/2016
Purchase of Common Stock	7,743	14.3005	03/16/2016
Purchase of Common Stock	1,287	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	39,124	13.1400	03/23/2016
Sale of Common Stock	(39,124)	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	6,496	13.1400	03/23/2016
Sale of Common Stock	(6,496)	13.1400	03/23/2016
Purchase of Common Stock	5,967	12.8585	03/28/2016
Purchase of Common Stock	992	12.8585	03/28/2016
Purchase of Common Stock	9,872	12.9035	03/28/2016
Purchase of Common Stock	1,641	12.9035	03/28/2016
Purchase of Common Stock	15,132	13.0099	03/28/2016
Purchase of Common Stock	2,515	13.0099	03/28/2016
Purchase of Common Stock	15,486	13.0570	03/28/2016
Purchase of Common Stock	2,574	13.0570	03/28/2016
Purchase of Common Stock	18,814	13.3299	03/29/2016
Purchase of Common Stock	3,127	13.3299	03/29/2016
Purchase of Common Stock	2,286	13.6190	03/29/2016
Purchase of Common Stock	380	13.6190	03/29/2016
Purchase of Common Stock	9,872	13.6683	03/29/2016
Purchase of Common Stock	1,641	13.6683	03/29/2016
Purchase of Common Stock	25,165	13.8664	03/30/2016
Purchase of Common Stock	4,183	13.8664	03/30/2016
Purchase of Common Stock	13,550	13.8972	03/30/2016
Purchase of Common Stock	2,252	13.8972	03/30/2016
Purchase of Common Stock	381	13.8379	03/31/2016
Purchase of Common Stock	63	13.8379	03/31/2016
Purchase of Common Stock	7,362	13.9158	03/31/2016
Purchase of Common Stock	1,224	13.9158	03/31/2016
Purchase of Common Stock	11,614	13.9499	03/31/2016
Purchase of Common Stock	1,930	13.9499	03/31/2016
Purchase of Common Stock	396	14.2550	04/01/2016
Purchase of Common Stock	66	14.2550	04/01/2016
Purchase of Common Stock	5,542	14.2942	04/01/2016
Purchase of Common Stock	928	14.2942	04/01/2016
Purchase of Common Stock	7,125	14.6321	04/04/2016
Purchase of Common Stock	1,193	14.6321	04/04/2016
Purchase of Common Stock	2,771	14.6433	04/04/2016
Purchase of Common Stock	464	14.6433	04/04/2016
Purchase of Common Stock	15,042	14.7389	04/04/2016
Purchase of Common Stock	2,519	14.7389	04/04/2016
Purchase of Common Stock	6,334	13.9396	04/05/2016
Purchase of Common Stock	1,061	13.9396	04/05/2016
Purchase of Common Stock	3,475	13.9676	04/05/2016
Purchase of Common Stock	582	13.9676	04/05/2016
Purchase of Common Stock	25,817	14.1165	04/05/2016
Purchase of Common Stock	4,324	14.1165	04/05/2016
Purchase of Common Stock	3,563	13.8688	04/06/2016

Purchase of Common Stock	597	13.8688	04/06/2016
Purchase of Common Stock	14,251	14.2744	04/06/2016
Purchase of Common Stock	2,387	14.2744	04/06/2016
Purchase of Common Stock	9,896	14.5451	04/06/2016
Purchase of Common Stock	1,658	14.5451	04/06/2016
Purchase of Common Stock	3,958	14.9907	04/07/2016
Purchase of Common Stock	27,400	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(27,400)	15.0850	04/07/2016
Purchase of Common Stock	663	14.9907	04/07/2016
Purchase of Common Stock	4,549	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(4,549)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(31,314)	16.8500	04/08/2016
Purchase of Common Stock	31,314	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(5,199)	16.8500	04/08/2016
Purchase of Common Stock	5,199	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(23,485)	16.5800	04/11/2016
Purchase of Common Stock	23,485	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(3,899)	16.5800	04/11/2016
Purchase of Common Stock	3,899	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(31,314)	15.7600	04/12/2016
Purchase of Common Stock	31,314	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(5,199)	15.7600	04/12/2016
Purchase of Common Stock	5,199	15.7509	04/12/2016
Purchase of Common Stock	11,743	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(11,743)	16.2400	04/13/2016
Purchase of Common Stock	1,950	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,950)	16.2400	04/13/2016
Purchase of Common Stock	17,614	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(17,614)	16.2600	04/14/2016
Purchase of Common Stock	2,925	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(2,925)	16.2600	04/14/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	8,700	17.6529	02/17/2016
Purchase of Common Stock	1,430	17.6529	02/17/2016
Purchase of Common Stock	6,803	17.7736	02/17/2016
Purchase of Common Stock	1,118	17.7736	02/17/2016
Purchase of Common Stock	5,111	17.5921	02/18/2016

Purchase of Common Stock	840	17.5921	02/18/2016
Purchase of Common Stock	11,040	17.7131	02/18/2016
Purchase of Common Stock	1,815	17.7131	02/18/2016
Purchase of Common Stock	6,743	17.1220	02/19/2016
Purchase of Common Stock	1,108	17.1220	02/19/2016
Purchase of Common Stock	9,453	17.2820	02/19/2016
Purchase of Common Stock	1,554	17.2820	02/19/2016
Purchase of Common Stock	174	16.7105	02/22/2016
Purchase of Common Stock	29	16.7105	02/22/2016
Purchase of Common Stock	7,166	17.2221	02/22/2016
Purchase of Common Stock	1,178	17.2221	02/22/2016
Purchase of Common Stock	15,399	16.2678	02/23/2016
Purchase of Common Stock	2,531	16.2678	02/23/2016
Purchase of Common Stock	22,578	16.3576	02/23/2016
Purchase of Common Stock	3,711	16.3576	02/23/2016
Purchase of Common Stock	1,958	16.4576	02/24/2016
Purchase of Common Stock	322	16.4576	02/24/2016
Purchase of Common Stock	8,020	16.7709	02/24/2016
Purchase of Common Stock	1,318	16.7709	02/24/2016
Purchase of Common Stock	5,607	16.9765	02/24/2016
Purchase of Common Stock	921	16.9765	02/24/2016
Purchase of Common Stock	7,539	17.0567	02/24/2016
Purchase of Common Stock	1,239	17.0567	02/24/2016
Purchase of Common Stock	5,107	16.8913	02/25/2016
Purchase of Common Stock	840	16.8913	02/25/2016
Purchase of Common Stock	5,842	16.9160	02/25/2016
Purchase of Common Stock	960	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	14,138	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	2,324	16.2400	03/14/2016
Sale of Common Stock	(14,138)	16.2400	03/14/2016
Sale of Common Stock	(2,324)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	26,101	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	4,290	14.3200	03/15/2016
Sale of Common Stock	(26,101)	14.3200	03/15/2016
Sale of Common Stock)	(4,290)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	17,400	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	2,860	14.1800	03/16/2016
Sale of Common Stock	(17,400)	14.1800	03/16/2016
Sale of Common Stock	(2,860)	14.1800	03/16/2016
Purchase of Common Stock	4,350	14.3005	03/16/2016
Purchase of Common Stock	715	14.3005	03/16/2016
Purchase of Cash-Settled Total Return Swap	21,750	13.1400	03/23/2016
Purchase of Cash-Settled Total Return Swap	3,575	13.1400	03/23/2016

Sale of Common Stock	(21,750)	13.1400	03/23/2016
Sale of Common Stock	(3,575)	13.1400	03/23/2016
Purchase of Common Stock	3,353	12.8585	03/28/2016
Purchase of Common Stock	551	12.8585	03/28/2016
Purchase of Common Stock	5,546	12.9035	03/28/2016
Purchase of Common Stock	912	12.9035	03/28/2016
Purchase of Common Stock	8,501	13.0099	03/28/2016
Purchase of Common Stock	1,397	13.0099	03/28/2016
Purchase of Common Stock	8,700	13.0570	03/28/2016
Purchase of Common Stock	1,430	13.0570	03/28/2016
Purchase of Common Stock	10,569	13.3299	03/29/2016
Purchase of Common Stock	1,737	13.3299	03/29/2016
Purchase of Common Stock	1,284	13.6190	03/29/2016
Purchase of Common Stock	211	13.6190	03/29/2016
Purchase of Common Stock	5,546	13.6683	03/29/2016
Purchase of Common Stock	911	13.6683	03/29/2016
Purchase of Common Stock	14,137	13.8664	03/30/2016
Purchase of Common Stock	2,324	13.8664	03/30/2016
Purchase of Common Stock	7,613	13.8972	03/30/2016
Purchase of Common Stock	1,251	13.8972	03/30/2016
Purchase of Common Stock	214	13.8379	03/31/2016
Purchase of Common Stock	35	13.8379	03/31/2016
Purchase of Common Stock	4,136	13.9158	03/31/2016
Purchase of Common Stock	680	13.9158	03/31/2016
Purchase of Common Stock	6,525	13.9499	03/31/2016
Purchase of Common Stock	1,073	13.9499	03/31/2016
Purchase of Common Stock	218	14.2550	04/01/2016
Purchase of Common Stock	36	14.2550	04/01/2016
Purchase of Common Stock	3,045	14.2942	04/01/2016
Purchase of Common Stock	510	14.2942	04/01/2016
Purchase of Common Stock	3,915	14.6321	04/04/2016
Purchase of Common Stock	655	14.6321	04/04/2016
Purchase of Common Stock	1,522	14.6433	04/04/2016
Purchase of Common Stock	255	14.6433	04/04/2016
Purchase of Common Stock	8,265	14.7389	04/04/2016
Purchase of Common Stock	1,383	14.7389	04/04/2016
Purchase of Common Stock	3,480	13.9396	04/05/2016
Purchase of Common Stock	582	13.9396	04/05/2016
Purchase of Common Stock	1,910	13.9676	04/05/2016
Purchase of Common Stock	320	13.9676	04/05/2016
Purchase of Common Stock	14,185	14.1165	04/05/2016
Purchase of Common Stock	2,374	14.1165	04/05/2016
Purchase of Common Stock	1,957	13.8688	04/06/2016
Purchase of Common Stock	327	13.8688	04/06/2016
Purchase of Common Stock	7,830	14.2744	04/06/2016
Purchase of Common Stock	1,310	14.2744	04/06/2016
Purchase of Common Stock	5,438	14.5451	04/06/2016
Purchase of Common Stock	910	14.5451	04/06/2016
Purchase of Common Stock	2,175	14.9907	04/07/2016
Purchase of Common Stock	15,225	15.1026	04/07/2016

Sale of Cash-Settled Total Return Swap	(15,225)	15.0850	04/07/2016
Purchase of Common Stock	364	14.9907	04/07/2016
Purchase of Common Stock	2,503	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(2,503)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(17,400)	16.8500	04/08/2016
Purchase of Common Stock	17,400	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,860)	16.8500	04/08/2016
Purchase of Common Stock	2,860	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,145)	16.5800	04/11/2016
Purchase of Common Stock	2,145	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(13,051)	16.5800	04/11/2016
Purchase of Common Stock	13,051	16.5673	04/11/2016
Sale of Cash-Settled Total Return Swap	(17,400)	15.7600	04/12/2016
Purchase of Common Stock	17,400	15.7509	04/12/2016
Sale of Cash-Settled Total Return Swap	(2,860)	15.7600	04/12/2016
Purchase of Common Stock	2,860	15.7509	04/12/2016
Purchase of Common Stock	6,525	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(6,525)	16.2400	04/13/2016
Purchase of Common Stock	1,072	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,072)	16.2400	04/13/2016
Purchase of Common Stock	9,788	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(9,788)	16.2600	04/14/2016
Purchase of Common Stock	1,609	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(1,609)	16.2600	04/14/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	17,226	17.6529	02/17/2016
Purchase of Common Stock	13,469	17.7736	02/17/2016
Purchase of Common Stock	21,859	17.7131	02/18/2016
Purchase of Common Stock	10,121	17.5921	02/18/2016
Purchase of Common Stock	13,350	17.1220	02/19/2016
Purchase of Common Stock	18,719	17.2820	02/19/2016
Purchase of Common Stock	14,188	17.2221	02/22/2016
Purchase of Common Stock	345	16.7105	02/22/2016
Purchase of Common Stock	30,490	16.2678	02/23/2016
Purchase of Common Stock	44,703	16.3576	02/23/2016
Purchase of Common Stock	3,876	16.4576	02/24/2016

Purchase of Common Stock	15,879	16.7709	02/24/2016
Purchase of Common Stock	11,102	16.9765	02/24/2016
Purchase of Common Stock	14,926	17.0567	02/24/2016
Purchase of Common Stock	10,112	16.8913	02/25/2016
Purchase of Common Stock	11,567	16.9160	02/25/2016
Purchase of Cash-Settled Total Return Swap	27,992	16.2400	03/14/2016
Sale of Common Stock	(27,992)	16.2400	03/14/2016
Purchase of Cash-Settled Total Return Swap	51,678	14.3200	03/15/2016
Sale of Common Stock	(51,678)	14.3200	03/15/2016
Purchase of Cash-Settled Total Return Swap	34,452	14.1800	03/16/2016
Purchase of Common Stock	8,700	14.3005	03/16/2016
Sale of Common Stock	(34,452)	14.1800	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,091	13.1400	03/23/2016
Sale of Common Stock	(43,091)	13.1400	03/23/2016
Purchase of Common Stock	11,093	12.9035	03/28/2016
Purchase of Common Stock	17,003	13.0099	03/28/2016
Purchase of Common Stock	6,705	12.8585	03/28/2016
Purchase of Common Stock	17,400	13.0570	03/28/2016
Purchase of Common Stock	11,092	13.6683	03/29/2016
Purchase of Common Stock	21,139	13.3299	03/29/2016
Purchase of Common Stock	2,569	13.6190	03/29/2016
Purchase of Common Stock	15,225	13.8972	03/30/2016
Purchase of Common Stock	28,275	13.8664	03/30/2016
Purchase of Common Stock	428	13.8379	03/31/2016
Purchase of Common Stock	13,050	13.9499	03/31/2016
Purchase of Common Stock	8,272	13.9158	03/31/2016
Purchase of Common Stock	6,334	14.2942	04/01/2016
Purchase of Common Stock	452	14.2550	04/01/2016
Purchase of Common Stock	17,191	14.7389	04/04/2016
Purchase of Common Stock	8,143	14.6321	04/04/2016
Purchase of Common Stock	3,167	14.6433	04/04/2016
Purchase of Common Stock	7,238	13.9396	04/05/2016
Purchase of Common Stock	3,972	13.9676	04/05/2016
Purchase of Common Stock	29,506	14.1165	04/05/2016
Purchase of Common Stock	11,310	14.5451	04/06/2016
Purchase of Common Stock	16,286	14.2744	04/06/2016
Purchase of Common Stock	4,072	13.8688	04/06/2016
Purchase of Common Stock	4,524	14.9907	04/07/2016
Purchase of Common Stock	30,150	15.1026	04/07/2016
Sale of Cash-Settled Total Return Swap	(30,150)	15.0850	04/07/2016
Sale of Cash-Settled Total Return Swap	(34,458)	16.8500	04/08/2016
Purchase of Common Stock	34,458	16.8392	04/08/2016
Sale of Cash-Settled Total Return Swap	(25,843)	16.5800	04/11/2016
Purchase of Common Stock	25,843	16.5673	04/11/2016

Sale of Cash-Settled Total Return Swap	(34,458)	15.7600	04/12/2016
Purchase of Common Stock	34,458	15.7509	04/12/2016
Purchase of Common Stock	12,922	16.2296	04/13/2016
Sale of Cash-Settled Total Return Swap	(12,922)	16.2400	04/13/2016
Purchase of Common Stock	19,382	16.2695	04/14/2016
Sale of Cash-Settled Total Return Swap	(19,382)	16.2600	04/14/2016

JAMES P. FOGARTY

Purchase of Common Stock	16,450	15.1800	04/07/2016